HOLDING

07027930

RECEIVED

2007 NOV 14 A 8:52

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 07 November 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Reiner Barthuber

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Kay Amelungse

Enclosures

31 October 2007

Press release
Hypo Real Estate Bank International AG: Successful completion of US$ 210 million financing facility to RosEvroDevelopment

11/15

01 November 2007	Press release Hypo Real Estate Capital Corporation closes $27 million loan for the acquisition of The Inn at Key West in Key West, Florida
02 November 2007	Press release Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG: Successful completion of approx. € 124 million acquisition facility for Babcock & Brown Group
05 November 2007	Press release Hypo Real Estate Capital Corporation closes loan for the acquisition of a luxury hotel in Houston, TX
05 November 2007	Press release Hypo Real Estate Bank International AG: Successful completion of €55 million financing for Amesbury
05 November 2007	Press release Hypo Real Estate Capital Corporation closes $105 million loan to refinance a retail and entertainment facility in Harlem, NY
07 November 2007	Press release Hypo Real Estate Group fully on course after nine months 2007
07 November 2007	Interim Report as of 30 September 2007

Press release

Hypo Real Estate Bank International AG: Successful completion of US$ 210 million financing facility to RosEvroDevelopment

Munich/London: 31 October 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided a US$ 210 million financing facility to RosEvroDevelopment in relation to the Krekshino Logistics Park, Moscow. The transaction completed on 22 October 2007.

The construction (including VAT) and investment financing facility is to assist with RosEvroDevelopment's realization of phases 2 and 3 of the Krekshino Logistics Park in the Narofominsk District of Moscow, which comprise 5 separate Class A warehouse facilities with the total area of 240,000 sqm.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International AG, said: "I am pleased that we were able to continue to build strong relationships with key players in the Russian market by working with RosEvroDevelopment. We have used our extensive experience in the market to provide a significant structured financing facility that fits well with the client's requirements."

Commenting, Ivan Sitnikov, CEO of RosEvroDevelopment: "We are delighted that Hypo Real Estate Bank International, a leading player in the commercial real estate market, committed to finance the development of the Krekshino project. Our goal is to broaden relationship with Hypo Real Estate Bank International and work with them to finance our extensive regional development program."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Capital Corporation closes $27 million loan for the acquisition of The Inn at Key West in Key West, Florida

Munich, New York, 1 November 2007: Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it closed a $27 million loan for the acquisition of The Inn at Key West in Key West, Florida. The transaction closed on October 5, 2007.

The borrowers for this deal are affiliates of Five Tops, Inc. and Five Mile Capital Partners, LLC. This is the first time Hypo Real Estate Capital Corporation has worked with Five Tops and Five Mile.

The Inn at Key West is located in the heart of Key West in South Florida on North Roosevelt Boulevard which is only three miles from historic Duval Street. The boutique hotel was built in 1984 and renovated in 2006. The Inn at Key West features 105 guest rooms, a restaurant, a business center and a newly renovated pool which is the largest tropical freshwater pool in Key West and is surrounded by tropical gardens and a full service Tiki bar. Guestrooms and suites offer a West Indes tropical decor and feature rattan and bamboo accents, granite countertops and modern amenities. Many of the rooms feature private balconies or terraces overlooking the pool area.

"Five Tops and Five Mile Capital chose to work with HRECC because of our ability to provide financial solutions that are tailored specifically to the needs of our clients," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation**. "We are pleased to have been given the opportunity to work with Five Tops and Five Mile and look forward to doing so again in the future."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Dana Valenti, Director at Hypo Real Estate Capital Corporation said, "The Inn at Key West has redefined lodging and hospitality in Key West and we are pleased that we could offer our services in this acquisition deal."

Notes to editors:

About Five Tops, Inc
Five Tops, Inc. was founded by Charlie Toppino in May 2007 after he left Eastdil-Secured to pursue direct investments. Five Tops is based in Beverly Hills, California. Five Tops partners with institutional equity firms to acquire, hold, manage and dispose of commercial real estate assets, including performing and non-performing senior and mezzanine real estate loans.

About Five Mile Capital Partners, LLC
Five Mile Capital Partners, LLC is an alternative investment and asset management company established in 2003. The firm specializes in investment opportunities in asset-based lending, real estate, debt products, structured finance, financial services and private equity. The firm is located in Stamford Connecticut and has over $2 billion in assets under management.

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG: Successful completion of approx. € 124 million acquisition facility for Babcock & Brown Group

Munich/London, 02 November 2007: Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG, members of the Hypo Real Estate Group, have provided an approx. € 124 million acquisition facility to Babcock & Brown Group for the acquisition of a portfolio of 6 retail assets in Austria and Eastern Europe.

Babcock & Brown initially agreed to acquire a portfolio of 10 assets from Austrian real estate developer MID Group, before selling 4 assets onto Dawnay, Day Carpathian PLC prior to closing. The €124 million facility has therefore been provided to finance the acquisition of the 6 remaining assets located in Austria, Hungary and Slovenia, consisting of supermarkets, retail warehouses and shopping centres mostly in prime locations. The global letting area is around 90.000 sqm and the properties are predominantly let to major international brand retailers.

Commenting, Frank Lamby, Member of the Board of Hypo Real Estate Group, said: "We are delighted to be working with Babcock & Brown again to provide them with a complex, multi regional acquisition facility that supports their activities in Central and Eastern Europe".

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press release

Hypo Real Estate Capital Corporation closes loan for the acquisition of a luxury hotel in Houston, TX

Munich, New York, 5 November, 2007: Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it closed a loan for the acquisition of the Hotel Derek in Houston, Texas. The transaction closed on October 16, 2007.

The sponsors of this deal are affiliates of Warburg Pincus Real Estate I, L.P. and Barcelo Crestline Corporation. This is the first time Hypo Real Estate Capital Corporation has worked with Barcelo and the first time the company has closed a deal with Warburg Pincus in the United States.

Hotel Derek, a member of Preferred Hotels & Resorts Worldwide, Inc., is a 314 room full service luxury hotel surrounded by Houston's most prestigious neighborhoods for shopping, and entertainment venues, and is adjacent to the Houston Galleria, the fourth largest shopping mall in the U.S. As one of the first contemporary hotels in Houston, Hotel Derek brought modern conveniences and upgraded luxuries to business and leisure travelers.

"The Hotel Derek is one of Houston's most elite hotels and HRECC is proud to have been selected to provide the financing for this acquisition," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation.** "Warburg Pincus and Barcelo Crestline have significant global investment and management experience within the hospitality sector, which immediately made this transaction more attractive to HRECC."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Bruce Kimmelman, Director at Hypo Real Estate Capital Corporation said, "Hotel Derek has established its name as an upscale independent hotel in the well-diversified business center of Houston. Warburg Pincus and Barcelo Crestline intend to further increase the appeal of this world class property to both business and leisure travelers, and we are pleased to provide structured financing that will enable them to accomplish this objective."

Notes to editors:

About Warburg Pincus Real Estate I, L.P.
Warburg Pincus Real Estate I, L.P., is a real estate private equity fund with $1.2 billion of committed capital focused on investments in North America, Europe and Asia. WPRE I invests in both entity-level and asset-level transactions across multiple property sectors. WPRE I was established in 2006 by Warburg Pincus, the global private equity firm, which has more than $20 billion under management and has invested more than $26 billion in more than 575 companies. The firm has offices in Beijing, Frankfurt, Hong Kong, London, Mumbai, New York, San Francisco, Shanghai and Tokyo.

About Barcelo Crestline Corporation
Barcelo Crestline Corporation was formed in 2002. Today the privately held company headquartered in McLean, VA, leases 19 limited-service hotels and subleases 71 limited-service hotels. The company also has ownership and significant equity interests in several upscale hotels in the United States and is parent to Crestline Hotels & Resorts, Inc., which is among the nation's ten largest independent hospitality management companies. The company also asset manages the entire portfolio of all-inclusive resort properties for Playa Hotels & Resorts, S.L., which currently owns ten resorts in Mexico and the Dominican Republic.

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International AG: Successful completion of €55 million financing for Amesbury

Munich/London/Prague, 5 November 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided a €55 million refinancing facility to Amesbury. The transaction completed on 29th October 2007.

The facility is to refinance of a portfolio of seven warehouse and office buildings located in two business parks, the Prague West Business Centre Chrastany and the Zlicin Business Centre, both in Prague, Czech Republic. Both business parks are predominately leased to national and international tenants.

Amesbury is a privately owned development group which has been active on the Czech market for more than 10 years. It has specialised in providing small to medium size combined warehouse and office space in edge of town business parks, mainly in Prague.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "We are delighted to sign our first transaction with a developer as experienced as Amesbury. We look forward to working with them to support their expansion in the Czech Republic and beyond."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press release

Hypo Real Estate Capital Corporation closes $105 million loan to refinance a retail and entertainment facility in Harlem, NY

Munich, New York, 5 November, 2007: Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it closed a $105 million loan for the Harlem USA entertainment and retail center in Harlem, New York. The transaction closed on October 11, 2007.

The sponsors of this deal are Gotham Organization Inc. and Grid Properties Inc. This is the first time Hypo Real Estate Capital Corporation has worked with Grid Properties.

Harlem USA, located at 300 West 125th Street, was built in 2000. The $105 million loan will be used to refinance the 285,000 gross square foot multilevel urban retail complex currently occupied by a broad range of national and regional specialty businesses. Current tenants include Old Navy, Modell's Sporting Goods, New York Sports Club, Chase Bank, Commerce Bank, and a nine screen, 2,700 seat multiplex cinema leased to AMC/Magic Johnson Theatres.

"Gotham and Grid Properties have played a major role in the revitalization of 125th Street in Harlem. They are among the most reputable companies in this field and we welcomed the opportunity to work with them," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation**. "As the need for financing in this area continues to grow, we look forward to opportunities to provide Gotham and Grid with additional financing alternatives to support their projects in the future."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Samuel Kirschner, Managing Director and Head of Origination at Hypo Real Estate Capital Corporation said, "This area of Harlem has gone through a massive transformation over the past ten years, giving local residents access to shops and entertainment that were previously only available in other parts of Manhattan. We are pleased to have been involved in the refinancing of Harlem USA as it will continue to improve what 125th Street can offer the community."

Notes to editors:

About Gotham Organization Inc.
Gotham Organization Inc. has been a major force in the real estate industry in the New York City metropolitan area for more than 70 years. In addition to its role as a co-developer for Harlem USA and DC USA, Gotham is a builder/developer for its own account as well as a builder for others. Gotham's diverse portfolio as a principal includes residential, commercial and retail properties. Over the past 25 years, Gotham has been consistently ranked as one of Engineering News Record's 400 Largest Contractors and has been responsible for the construction or development of more than 26,000 units of housing.

About Grid Properties Inc.
Grid Properties Inc. is a privately-held real estate developer and development advisory firm. The company has been involved in $7.5 billion worth of projects and transactions including housing, hotels, retail, office, hospitals, large-scale mixed use projects, and facilities for the arts, education and various not-for-profit uses. In addition to Harlem USA, affiliates of Grid Properties are developing DC USA, a 550,000 square foot retail building currently under construction in Washington DC. Tenants for DC USA include Target, Best Buy, Bed Bath & Beyond, Staples, Marshalls, Washington Sports Club and others.

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###

Press release

Hypo Real Estate Group fully on course after nine months 2007

- **Successful completion of the acquisition of DEPFA Bank plc has resulted in a unique strategic focus on commercial real estate, public finance and infrastructure financing**
- **Pre-tax profit on a stand-alone basis reported as EUR 527 million, 22 % up compared with the previous year**
- **Pre-tax profit excl. one-off merger related costs of DEPFA on a stand-alone basis: EUR 394 million**
- **Combined pre-tax profit of the new group reported as EUR 921 million after three quarters**
- **Georg Funke: "Hypo Real Estate is emerging strengthened from the recent market crisis"**

Munich, 7 November 2007: In the third quarter, the Hypo Real Estate Group continued its positive operating performance of the first six months. Operating performance after nine months is fully on course.

As a result of the acquisition of DEPFA Bank plc, the group also completed a very important stage in its development in the third quarter: The acquisition has resulted in a leading provider of financing solutions for commercial real estate, the public sector and infrastructure finance, which is unique in the world in this strategic form. The transaction with a volume of EUR 5.7 billion was announced on 23 July, and was successfully completed on 2 October 2007.

From this date onwards, DEPFA Bank will be fully consolidated in the figures of the Hypo Real Estate Group. Accordingly, the Hypo Real Estate Group as well as DEPFA still report figures on a stand-alone basis for the third quarter and for the first nine months.

Hypo Real Estate Group – Group performance nine months 2007

- The group reports pre-tax profit of EUR 592 million on a stand-alone basis. This figure includes exceptional income of EUR 65 million

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

attributable to the mandatory convertible bond issued in the third quarter for partially financing the DEPFA acquisition. The income is attributable to the market valuation of the embedded derivative based on shares of Hypo Real Estate Holding AG. Adjusted by this effect, pre-tax profit increased by 22.0 % from EUR 432 million in the previous year period to EUR 527 million, and was thus higher than the pro-rata forecast of min. EUR 510 million published at the beginning of 2007.

- The group has reported net income of EUR 485 million (first nine months 2006: EUR 297 million). Adjusted by the deferred tax income attributable to capitalised losses carried forward (EUR 66 million), the tax expense due to the revaluation according to the corporate tax reform act (EUR 27 million) and the income after taxes attributable to the market valuation of the derivative embedded in the mandatory convertible bond (EUR 44 million), net income is stated as EUR 402 million, equivalent to an increase of 26.4 % compared with the corresponding previous year figure of EUR 318 million. This is equivalent to an improved adjusted return on equity after taxes of 11.6 %, which is thus fully within the original target range of the group for the whole of 2007 on a stand-alone basis (11 to 12 %).
- Operating revenues (the sum of net interest income, net commission income, net trading income, net income from investments and the balance of other operating income/expenses) improved by 9.9 % from EUR 800 million in the same previous year period to EUR 879 million. They were thus slightly lower than the pro-rata forecast of min. EUR 900 million. This was due to net trading income and net income from investments which were weaker in the third quarter due to the recent turmoil on the international financial markets. However,

a positive development in net interest income (+10.6 % compared with previous year) and net commission income (+39.2 % compared with previous year) as a result of the strong new business more than compensated for this.

- Compared with the equivalent previous period, additions to provisions for losses on loans and advances declined considerably from EUR 123 million to EUR 81 million (-34.1 %); this documents the further improvement in portfolio quality.
- General administrative expenses increased from EUR 245 million by 10.6 % to EUR 271 million, due to the expansion of real estate financing business and the establishment of new sources of income, such as from asset-based and infrastructure finance activities.
- The Hypo Real Estate Group has reported very positive new business (Real Estate Finance and Infrastructure /Asset-Based Finance) of EUR 26.8 billion for the first nine months (previous year period: EUR 18.3 billion, +46.4 %). This means that the minimum target of EUR 25 billion originally forecast for the full year has already been exceeded after three quarters. The Commercial Real Estate segment, which has been responsible for worldwide commercial real estate financing since the beginning of this year, accounted for EUR 25.3 billion between January and September (previous year period: EUR 17.5 billion, +44.5 %). The Asset Finance & Asset Management segment, which was also established at the beginning of the year, achieved new business of EUR 1.5 billion (nine months 2006: EUR 0.8 billion, +87.5 %).

Hypo Real Estate Group – Group development third quarter 2007

- Excluding the income from the DEPFA acquisition, the group has reported pre-tax profit of EUR 172 million for the third quarter (third quarter 2006: EUR 148 million, +16.2 %).
- Net income is reported at EUR 266 million (previous year period: EUR 112 million). Adjusted by deferred taxes on capitalised losses carried forward and the effects of the corporate tax reform act and the DEPFA acquisition, net income for the quarter amounted to EUR 135 million (equivalent previous year figure: EUR 109 million).
- Operating revenues totalled EUR 274 million, compared with EUR 270 million in the same previous year quarter. Higher contributions made by net interest income and in particular net commission income were opposed by declines in net trading income and net income from investments due to market conditions.
- Additions to provisions for losses on loans and advances declined appreciably to EUR 17 million (third quarter 2006: EUR 36 million). General administrative expenses were limited to EUR 85 million, as a result of strict cost control policy (third quarter 2006: EUR 86 million).
- At EUR 10.3 billion, new business even exceeded the already good figure reported for the second quarter (EUR 10.0 billion), and was considerably higher than the figure reported for the first three months (EUR 6.5 billion).

DEPFA Bank plc

The result of DEPFA BANK plc was very much influenced by two developments in the first nine months of 2007: Namely one-off costs incurred in connection with the acquisition by the Hypo Real Estate Group, which had already been recognised in the third quarter and which will be

recorded as equity adjustment with the first time consolidation of DEPFA in Q4; and also the revaluation of positions in proprietary trading which had become necessary as a result of market conditions.

DEPFA´s client activities continued to perform well, with a new business volume of EUR 50 billion (Public Sector Finance incl. Infrastructure Finance) in the first nine months. In particular, the Budget Finance and Infrastructure Finance segment were able to continue their good performance, and enjoy an attractive transaction pipeline.

DEPFA Bank – Group developments nine months 2007

- For the first nine months, DEPFA has reported pre-tax profit (excl. one-off merger-related costs) of EUR 394 million compared with EUR 494 million in the equivalent previous year period. Not included are merger-related costs of EUR 92 million which have been booked in the third quarter.
- The DEPFA Group has reported nine-month net income of EUR 370 million (previous year period: EUR 384 million). This figure excludes the one-off merger related costs of EUR 81 million after taxes. Taking this figure into account nine-month net income states at EUR 289 million.
- Operating revenues in the first nine months amounted to EUR 605 million (previous year period: EUR 661 million). The main factors in this respect were a weak net trading income in difficult market conditions (EUR -19 million compared with EUR 112 million) and the decline in net interest income (EUR 291 million compared with EUR 318 million), primarily as a result of expenses incurred for hedging open trading positions. Portfolio management of DEPFA continued to generate stable profits, they rose from EUR 207 million

to EUR 293 million (+41.5%). The bank was able to benefit from the strong focus of institutional investors on high-quality assets.

- Total operating expenses (excl. one-off merger related costs) amounted to EUR 211 million thus – due to the ongoing international expansion in core business areas - being higher than the corresponding previous year figure (EUR 167 million).

DEPFA Bank – Group development third quarter 2007

- For the third quarter of 2007, DEPFA has reported a pre-tax profit of EUR 80 million (excl. one-off merger related costs; third quarter 2006: EUR 134 million).
- Net income amounted to EUR 121 million (excl. merger related costs; third quarter 2006: EUR 110 million).
- Operating revenues totalled EUR 154 million, compared with EUR 187 million in the corresponding quarter of the previous year. The decline is mainly due to the negative net trading income to EUR -39 million.
- Total operating expenses (exluding merger related costs) totalled EUR 74 million (third quarter 2006: EUR 53 million).

Combined figures for the new group

- On the basis of combined figures, the Hypo Real Estate Group including DEPFA achieved a pre-tax profit (adjusted by the effects of the DEPFA transaction) of EUR 921 million in the first nine months of 2007 (previous year period: EUR 926 million, -0.5%).
- Operating revenues of EUR 1.48 billion were up 1.6%, and provisions for losses on loans and advances of EUR 81 million were down 34.1%, and were opposed by 17% growth in general administrative expenses to EUR 482 million.

- Combined net income amounted to EUR 772 million, and was 10% up compared with the previous year figure (EUR 702 million).

Outlook

After the scheduled completion of the DEPFA acquisition on 2 October 2007, DEPFA Bank plc will be recognised from that day onward in the income statement of the Hypo Real Estate Group. As previously announced, the aim is to expand DEPFA as a wholly-owned subsidiary of Hypo Real Estate Holding AG, maintaining the brand which enjoys a very strong reputation in the market, and form the centre of competence of the new group for public and infrastructure finance as well as for capital markets and asset management. As has also been announced, this will also result in changes in the corporate structure. Because the businesses of the Hypo Real Estate Group and of DEPFA are to a large extent complementary and because they already have very efficient organisations, the Management Board is assuming that most of the integration measures can be completed by the end of this year or that the process of quickly completing the integration process is initiated by then.

The subprime crisis has resulted in a certain disillusionment on the real estate market; however, it has also simultaneously led to a more conservative risk assessment, and margins and earnings consequently tend to be more commensurate in relation to the risk involved. In the core business of commercial real estate, the Management Board is anticipating sustainably strong demand in major key markets. Prospects in Public Finance are also still considered to be positive.

The result for the fourth quarter of 2007 will be influenced by financing and restructuring costs in connection with the DEPFA acquisition; however,

these costs will be opposed by initial positive contributions to earnings made by the new subsidiary. Overall, the Management Board is predicting – as already announced - consolidated net return on equity after taxes of around 12 % for the full year. 2010, return on equity after taxes is expected to attain a level of more than 15%.

Georg Funke, CEO of Hypo Real Estate Holding AG: "We are pleased that we have succeeded in convincing the market of the benefits and opportunities of the DEPFA acquisition, and that we have also been able to complete this transaction which is so important for our company on schedule. After nine months, operations of the Hypo Real Estate Group are in line with expectations and in certain cases, for instance as far as new business is concerned, have even exceeded our expectations. The business activities which were the reasons why we acquired DEPFA are performing well, and are in line with our expectations. Even if we have not been able to entirely avoid the effects of the turmoil on the financial markets, the recent problems on the real estate and finance markets have emphasised the particular strength and sound nature of our business model, either in terms of the low risk profile of Public Finance, the attractiveness of the Pfandbrief as a long-term investment instrument which is resistant to crises, or the need to ensure adequate pricing for risk. The Hypo Real Estate Group has thus emerged strengthened from the recent market crisis."

Press contact:

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Depfa
Dr. Patrik Fischer
Telephone +49 (0)69 92 882-257
Telefax: +49 (0)69 92 882-107
E-mail: patrik.fischer@depfa.com

9

Hypo Real Estate

GROUP



Interim Report
as of 30 September 2007

Financial Highlights

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Pre-tax profit[2]	in € million	527	432
Net income/loss[2]	in € million	402	318
Basic earnings per share[2]	in €	2.97	2.37
Diluted earnings per share[2]	in €	2.97	2.37
Key ratios		1.1.–30.9.2007	1.1.–31.12.2006
Return on equity after taxes[2]	in %	11.6	9.9
Cost-income ratio (based on operating revenues)	in %	30.8	31.0
Balance sheet figures		30.9.2007	31.12.2006
Total assets	in € billion	163.6	161.6
Equity (excluding revaluation reserve)	in € billion	5.2	4.9
Key capital ratios compliant with BIS rules		30.9.2007	31.12.2006
Core capital	in € billion	5.0	4.6[3]
Equity funds	in € billion	6.9	6.6[3]
Risk assets	in € billion	75.0	66.4
Core capital ratio	in %	6.7	7.0[3]
Equity funds ratio	in %	8.7	9.3[3]
Personnel		30.9.2007	31.12.2006
Employees		1,230	1,229
Portfolio figures		30.9.2007	31.12.2006
Volume of real estate financing[4]	in € billion	69.0	62.2
Volume of infrastructure and asset-based financing	in € billion	2.6	1.9
Volume of state financing	in € billion	48.7	55.0
		1.1.–30.9.2007	1.1.–30.9.2006
Volume of new business[5]	in € billion	26.8	18.3

[1] Excluding the effects from DEPFA acquisition
[2] Excluding the effects from capitalised losses carried forward, the income of capitalised corporate income tax claims, the effect from revaluation according to Corporate Tax Reform Act and the effects from DEPFA acquisition
[3] As per approved annual financial statements and after profit distribution
[4] Target business
[5] Real estate financing business and infrastructure/asset-based finance

Ratings

as of 8 October 2007	Moody's long-term | short-term | outlook	S&P long-term | short-term | outlook	Fitch Ratings long-term | short-term | outlook	DBRS long-term | short-term | outlook
Hypo Real Estate Bank International AG	A1 | P–1 | Stable	A | A–1 | Stable	A | F–1 | Positive	A | R–1 (low) | Stable
Hypo Real Estate Bank AG	A2 | P–1 | Stable	A | A–1 | Stable	A | F–1 | Positive	A | R–1 (low) | Stable
Hypo Public Finance Bank	A1 | P–1 | Stable	A | A–1 | Stable	A | F–1 | Positive	A | R–1 (low) | Stable

Content

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The previous year figures used in this report have been adjusted to the business segments Commercial Real Estate and Asset Finance & Asset Management segments which have been redefined as a result of the reorganisation of the Group.

Dear shareholders,

The third quarter of 2007 has been a phase in which fundamental strategy has been set for our company. On 23 July, we announced the acquisition of DEPFA Bank plc by the Hypo Real Estate Group. At the beginning of October, we were able to successfully complete the acquisition, which is one of the largest transactions in the European financial services sector seen in recent years. Since that time, DEPFA Bank plc has been wholly owned by Hypo Real Estate Holding AG.

The acquisition has enabled us to expand into a new dimension. The newly established group is one of the leading focused providers of financing solutions for commercial real estate, for public finance and for infrastructure projects. The combination of the two houses is based on convincing strategic logic. DEPFA is one of the leading public financiers in the world, and covers the entire public sector requirement for banking products. Following the spin-off in 2003, the Hypo Real Estate Group has developed into a profitable provider of large-volume commercial real estate financing with worldwide operations and with strong operating growth. There are no overlaps between these two core businesses and both companies will now be able to combine their resources in forward-looking infrastructure business.

The acquisition of DEPFA enables us to bring our activities which we commenced in 2006 in the field of infrastructure finance to a leading international level at a single stroke. We have thus saved time and considerable start-up costs.

In recent months, we have experienced approval for this acquisition from investors, analysts and the media. In numerous personal discussions, we have succeeded in communicating the strategic advantages and opportunities attributable to pooling the resources of both houses, and we have also succeeded in gaining support. At two shareholders' meetings held on 24 September, the shareholders of DEPFA Bank approved the "Scheme of Arrangement", the takeover plan agreed with the DEPFA Board, with majorities of around 98 % and around 94 % respectively. Following the completion of the acquisition, the leading rating agencies in certain cases upgraded their long-term ratings for the Hypo Real Estate Group and its individual companies. All of this demonstrates that the capital market is convinced of the benefits of our business model for the new group. Some of the main strategic aspects are as follows:

- In terms of market access, capital backing and range of products, the new entity will be able to offer larger and more complex financing throughout the world than has previously been the case. For instance, our limit for underwriting in real estate financing has increased from € 1.6 to € 2.9 billion. We have thus become much more viable, without having to rely on assistance provided by others in the case of large financing volumes. This will open up new growth opportunities.
- We are anticipating revenue synergies of € 150 million per annum; this is expected to be achieved in full for the first time starting in the year 2011. A major factor in this respect will be cross-selling, i.e. financing arrangements in which there are points of contact between our divisions. There will be additional cost synergy of € 60 million per annum in the medium term.
- The risk structure of the Hypo Real Estate Group will be improved further by a more balanced geographical mix and the excellent quality of the financing portfolio of DEPFA. Because there is also no correlation between the core business of both houses, there is "natural" risk cover in the group because different cycles and factors are applicable for the various businesses.

- The acquisition *will quickly* have a positive impact on the profitability of the group. Accordingly, return on equity after taxes is expected to attain a figure of more than 15 % by 2010.

Although there are many good arguments in favour of the acquisition, the conditions under which the acquisition had to be carried out were difficult. The subprime crisis affecting the US market since the summer has affected the financial and capital markets worldwide. We wish to reiterate clearly at this point: The Hypo Real Estate Group does not operate any financing business for private investors in the USA. However, the turmoil seen on international financial markets in recent months has certainly not resulted in an easy climate for the DEPFA acquisition. This is all the more applicable because the shares of Hypo Real Estate Holding, with which part of the purchase price was paid, came under pressure in the weeks following the announcement of the acquisition, as indeed was the case for the market as a whole. It is certainly no exaggeration to state that the transaction had to survive a test as a result of the at times major uncertainty of investors regarding the development of the capital market.

The crucial aspect is: The transaction has survived this test. We succeeded in completing the acquisition on schedule approximately two months after it had been announced. This achievement has been due mainly to the major commitment and motivation of all parties involved on both sides. Particular mention has to be made in this respect of the focused collaboration conducted within an atmosphere of mutual *trust with* the Supervisory Board of the Hypo Real Estate Group and in particular with the Chairman. The Management Board would like to thank everybody who has contributed towards the success of this transaction which is so important for the development of our group.

Every market crisis also gives rise to opportunities. Accordingly, *following* the collapse of the subprime market, investors rediscovered real estate as an asset and not merely as an investment instrument. Public finance has become more attractive in recent weeks, because the market is rediscovering the sound nature of this segment. Accordingly, refinancing costs for DEPFA have recently declined. The credibility of the Pfandbrief as an investment instrument has been enhanced by the crisis. And, as a result of the turmoil, many banks have also remembered the old and correct principle that there has to be a reasonable ratio between the assumption of a risk and the price paid for taking on the risk. The business model of our group benefits from all these developments. This is also the reason why we can correctly state that we have emerged strengthened from the market crisis.

A positive aspect is that, despite the conditions described above, the operations of the Hypo Real Estate Group are still on course in the third quarter following the successful first half of 2007. After nine months, the group has reported pre-tax profits of € 527 million, excluding a positive effect attributable to the financing of the DEPFA acquisition. Pre-tax profit is not only 22.0 % higher than the corresponding previous year figure; it is also higher than the pro-rata budgeted figure from the beginning of 2007. Despite the negative market climate attributable to the subprime crisis which has necessarily had a negative impact on our net trading income and net income from investments, adjusted pre-tax profit in the third quarter was 16.2 % up compared with the figure for the corresponding previous year quarter. And in terms of return on equity *after taxes* (excluding the effects from capitalised losses carried forward, the effect from revaluation according to the Corporate Tax Reform Act and the effects from DEPFA acquisition), our second most important parameter, we have reported a figure of 11.6 % after nine months, which is precisely inside the forecast range of 11% to 12 % that we announced for the Hypo Real Estate Group on a stand-alone basis. It has to be borne in mind that the figures as of 30 September 2007 do not yet include the contributions of DEPFA Bank plc, because the latter will only be consolidated after the date of acquisition on 2 October 2007.

The stable growth is based on new business, which is still higher than expectations, and consequently the increase in operating revenues, combined with a risk and cost policy which is still restrictive. Accordingly, in the first nine months of the year, our group has originated new business of € 26.8 billion for real estate financing as well as infrastructure and asset-based financing. Thus after three quarters, we have already exceeded the forecast of at least € 25 billion announced for the full year. Even if this development cannot be extrapolated to the full twelve-month period, it demonstrates the strength which our group has already achieved in its core markets.

In the first nine months, operating revenues of the group amounted to € 879 million, 9.9 % up compared with the corresponding previous year figure. The positive performance in net interest income and net commission income as a result of strong new business considerably compensated for the market-related declines in net trading income and net income from investments. All in all, it can be stated that the Hypo Real Estate Group is still on course after the first three quarters to meet its targets for operations for the full year.

The integration of DEPFA will result in changes in the group structure. However, because the businesses are very complementary and also because both companies are already very efficient, the adjustments will remain within manageable proportions.

DEPFA Bank plc with its excellent brand, will continue to be a wholly-owned subsidiary of Hypo Real Estate Holding AG, and will be expanded to the centre of competence of the new group for public finance and infrastructure finance as well as for Capital Markets and Asset Management. It is thus logical for Hypo Public Finance Bank in Dublin to be integrated into DEPFA and for the public finance portfolio of the German Hypo Real Estate companies to be transferred to DEPFA. On the other hand, in the near future, we will discontinue the activities of DEPFA Global Markets, which comprises the bank's own dealings, because it does not fit in with the strategic focus and the risk policy of the new group.

When two partners come together, a certain amount of time is of course necessary until they have grown accustomed to each other. However, I am convinced that, in the case of the Hypo Real Estate Group and DEPFA, there is also an excellent match between the so-called "soft factors of success" – corporate cultures, corporate values and principles of conduct. Both companies have focused on their core businesses in recent years, and have successfully expanded them. Both have demonstrated flexibility, cost discipline and innovative ability. Both are characterised by extremely competent and committed employees. As a result of these criteria and the positive experience of recent weeks in dealing with each other, I am convinced that the new group will quickly find a common entrepreneurial spirit. This will also be necessary because, as ever, the competition in our markets will not permit us to pause for breath.

As a result of the successful acquisition of DEPFA, we now have an opportunity to press on ahead with the strategic further development of the Hypo Real Estate Group from a position of strength much more quickly than would have been possible out of our own resources. In the course of the next few years, we will be able to accelerate our growth and boost our profitability – with a simultaneously improved risk profile.

These are good prospects for you, our shareholders.

Kind regards

Georg Funke
CEO

Following the positive development in the first half of the year, the world-wide stock markets suffered a major correction in the third quarter. This was triggered off by a crisis of confidence in the banking sector which was due to loans and securitised receivables being extended to less than credit-worthy purchasers of small residential properties in the USA. The resultant insolvencies of some banks as well as the failure of various hedge funds, some of which were also owned by the banks, meant that financial stocks, and in particular bank stocks, suffered losses which were considerably greater than those which hit the overall market. One of the indices which held up best in this climate was the Dow Jones Industrial Average, which advanced by 3.6 % between July and September. The Euro STOXX 50 produced a much worse performance, reporting a loss of 2.4 %. A similar decline was also reported by the DAX (−1.8 %); the MDAX was more severely hit, falling by a total of 6.3 %. As a result of the crisis of confidence in the banking sector, the Prime Banks sub index, which is important for the Hypo Real Estate Holding shares, declined by 16.1 % by the end of the quarter.

As a German banking stock focussing on real estate financing, the Hypo Real Estate shares were not able to escape the effects of the downward trend. Similar to the bank index, they suffered a loss of 16.9 %. In addition to the performance of the overall market, the company's share price was also affected by the takeover of DEPFA Bank and the mandatory convertible bond placed in this connection and outstanding short sales. Once initial scepticism with regard to DEPFA was dissipated, at least partially, as a result of intense investor contact during the quarter, the shares again outperformed the sector towards the end of the quarter. This development was also evident during and after the completion of the takeover.

Share price development in the third quarter 2007


indexed
■ Hypo Real Estate Holding Shares
□ DAX
Prime Banks
110
100
90
80
70
1.7.2007
1.8.2007
1.9.2007
30.9.2007

Key facts about the Hypo Real Estate Holding Shares in the third quarter 2007

WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
Number of listed shares	units	134,072,175[1]
Number of ordinary shares as of 30.9.2007	units	134,072,175
Average number of listed shares in the third quarter 2007	units	134,072,175
Initial listing on 6.10.2003	in €	11.25
High Q3[2]	in €	50.34
Low Q3[2]	in €	36.03
Quarterly closing price[2]	in €	39.88
Market capitilisation as of 30.6.2007	in € million	5,347
Basic earnings per share[3]	in €	2.97
Diluted earnings per share[3]	in €	2.97
Known shareholders with a stake of more than 5 %		The Capital Group and Companies
		Marshall Wace Core Fund

[1] The number of shares was 201,108,262 after 05.10.2007
[2] XETRA closing price of the Frankfurt stock exchange
[3] Excluding the effects from capitalised losses carried forward, the effect from revaluation according to Corporate Tax Reform Act and the effects from DEPFA acquisition

Financial Review

Macro-economic conditions

In the third quarter of 2007, all sectors were affected by the end of the real estate boom on the US market. Although this danger had been known for quite some time the markets were surprised by the timing and the extent of the consequences for the credit industry. The position regarding the exposures of individual banks and funds was not transparent in certain cases, resulting in a certain loss of confidence and thus in a considerable restriction of the normal channels of liquidity supply via the interbank market. The central banks – led by the FED and the ECB – have however so far been able to successfully prevent the crisis from spreading further as a result of huge injections of liquidity. A correction of the main stock market indices which was initially severe has since been reversed.

The real economy was relatively unimpressed by this development. In particular, there are no indications at present that it has become more difficult for company loans to be obtained. Employment growth has also continued in Germany, and the unemployment rate declined in the third quarter by 0.4 percentage points to the current level of 8.4 %. Despite the fact that oil prices continue to rise strongly, inflationary trends have continued to be of manageable proportions. In the Euro zone (annualised) consumer price inflation is currently running at 2.1 %, and is thus only slightly higher than the target range of the ECB. In Germany, the rate of inflation is currently 2.5 %, and unusually is somewhat higher than the average for the Euro zone.

Sector-specific conditions

Commercial Real Estate

The American subprime crisis resulted in major uncertainty throughout the entire sector particularly in the third quarter. The crisis very much affected institutions in the USA and in certain cases also in Great Britain specialising in the financing of residential real estate for private customers, and also affected banks with high exposures to so-called mortgage backed securities for US mortgage loans for customers with less than prime creditworthiness.

Since the beginning of the crisis, securitisation spreads have been widening; this means that banks have been experiencing more and more difficulty placing warehouse lines and many of these transactions instead were offered on the syndication market. The increased volume of transactions on the syndication market in conjunction with limited demand from the credit institutions also resulted in price pressure with much longer processing times.

However, for almost all credit institutions which specialise in commercial real estate financing, the subprime crisis was not particularly serious, and so far has had little, if any impact.

As a positive consequence of this adjustment on the financing market, all investors are more conservative with their approach to risk-return ratios, which means that better margins can be achieved in new business. Demand for financing, particularly for the strong market in Germany is still good, with interest rates remaining at a favourable level. The still rising number of real estate transactions and infrastructure projects are also resulting in strong demand for the growth markets in Asia; particularly in China and India. In Europe, demand and prices vary from country to country and, as is the case in the other markets, depend on the particular asset class. In established markets, margins for investment and development loans have risen. Whereas the market effects in the form of wider margins and pressure on loan-to-value figures in countries such as in Scandinavia, Italy and Spain were only felt after a certain delay, they have so far had hardly any effect in the new European markets which already have comparatively high pricing structures, such as Russia, the CEE, Turkey and the Middle East. Overall, it is evident that real estate yields will rise because, in some European markets, they are currently lower than the cost of debt. Investors are increasingly focussing on high quality real estate with convincing earning capacity value assumptions.

Public sector financing

Despite the turmoil in the financial market during the entire third quarter, the municipal markets held up without any noticeable disruptions. Only during a brief period around the end of August a slowdown in municipal issuance was noticed, due to the Asset Backed Commercial Paper meltdown where various money funds paused from investing in municipal bonds in order to assess their asset profile altogether. Mutual funds have historically largely invested in the tax-exempt bond market.

Asset Management

During the third quarter, structured finance markets in Europe and globally suffered exceptional turbulence. Initiated by credit problems in the US subprime mortgages sector, the markets lost a large amount of liquidity with exceptional impact on asset prices. As a consequence, spreads on European and US bonds widened significantly almost irrespective of underlying credit quality. The primary new issue of ABS paper has therefore significantly slowed down in the 3rd quarter coming almost to a stop in August. With increasing secondary trading activities on AAA bonds and first new RMBS issuances coming back to the market at the end of the third quarter, the situation seems to be stabilizing for the fourth quarter.

Major events

Hypo Real Estate Group

On 23 July 2007, the CEOs of DEPFA Bank plc, Dublin, and Hypo Real Estate Holding AG in Munich announced the acquisition of DEPFA Bank plc by Hypo Real Estate Holding AG, which had been agreed by both management bodies. This transaction will result in the Hypo Real Estate Group becoming a leading world wide provider of financing solutions for commercial real estate, for the public sector and infrastructure projects.

At two shareholders' meetings (one convened by the Irish High Court and the second following the first meeting and held as an extraordinary shareholders' meeting) of DEPFA Bank, plc in Dublin on 24 September 2007, a clear majority of shareholders approved the agreed takeover plan, the so-called "Scheme of Arrangement", with 98.19 % and 93.82 % respectively.

On 2 October 2007, the "Scheme of Arrangement" was approved by the relevant Irish court (the High Court of Ireland). DEPFA Bank, plc, with registered offices in Dublin, is now a wholly owned subsidiary of Hypo Real Estate Holding AG.

The acquisition was financed by a combination of new Hypo Real Estate shares and cash. In total, approx. 67 million new shares of Hypo Real Estate Holding AG were issued to DEPFA shareholders as part of a capital increase in return for a non-cash contribution. For this purpose, the existing authorised capital was utilised to increase the company's share capital from € 402 million (consisting of 134.1 million shares) by approx. € 201 million (approx. 67 million shares) to approx. € 603 million. The capital increase was entered in the German commercial register on 2 October 2007. Trading in the shares commenced on 5 October 2007.

The shareholders of DEPFA received € 2.4 billion in cash. For this purpose, Hypo Real Estate Holding AG had issued a mandatory convertible bond with a volume of € 450 million (nominal) via a financing subsidiary, with a conversion period of 12 months. € 1.95 billion were paid out of existing cash at the Hypo Real Estate Group.

The continuous strengthening of the economic situation of the Hypo Real Estate Group has resulted in successive rating improvements in the past. Following the completion of the DEPFA acquisition, the rating agency Standard & Poor's upgraded the long-term ratings for Hypo Real Estate Bank International AG, Hypo Real Estate Bank AG, and Hypo Public Finance Bank from "A–" to "A". The short-term rating was also upgraded from "A-2" to "A-1", with a "stable" outlook. The rating agency Moody's confirmed ratings for the Hypo Real Estate Group. Fitch placed the "A" long term rating of the Hypo Real Estate Group to "Rating Watch Positive", when the DEPFA acquisition was announced, and DBRS set the "A" long-term rating to "Under Review with Positive Implications".

Hypo Real Estate Group

Development in Earnings

The Hypo Real Estate Group has set itself ambitious targets for 2007. The Management Board is expecting to see a further year with strong growth for the Group, and thus also expects to see a continuation of the successful performance of recent years. Accordingly, a minimum target of € 680 million was set for pre-tax profit for the Group at the beginning of 2007, which is equivalent to growth of approx. 20 % or more compared with the previous year. In view of the positive performance achieved in the second quarter, the Management Board upgraded its forecast for the whole of 2007 in July. Pre-tax profit is now expected to rise to more than € 710 million. Return on equity after taxes (excluding the effects of capitalised losses carried forward, the effect of the revaluation due to the Company Tax Reform Act and the post-tax effect of the DEPFA acquisition), is expected to be between 11.0 % and 12.0 %, and operating revenues are expected to rise to more than € 1.2 billion. General administrative expenses should come in at € 360 million to € 370 million, only slightly higher than the previous year figure. The volume of new business which comprises real estate financing business as well as infrastructure and asset based financing, is expected to increase to more than € 25 billion.

The targets and results for the first nine months of 2007 do not yet include the contributions made by DEPFA BANK plc, which was initially consolidated on the acquisition date, namely 2 October 2007, after the balance sheet date. As of 30 September 2007, only the effects of the DEPFA acquisition incurred in the third quarter of 2007 were included in the balance of other income/ expenses.

The Hypo Real Estate Group has continued its positive development in earnings. In the first nine months of 2007, pre-tax profit amounted to € 592 million. However, this figure includes a positive effect of € 65 million attributable to the DEPFA acquisition. This is due to the valuation of the embedded compound derivative in the mandatory convertible bond which has been issued, and represents exceptional income. Excluding this effect, pre-tax profit amounts to € 527 million, and is thus higher than the pro-rata minimum target of € 510 million published at the beginning of 2007. Despite the turmoil on the international financial markets which also affected net trading income and net income from investments, the bank only just failed to meet the pro-rata minimum target of € 533 million which was increased in July 2007. This was due to positive performances in the other income positions as well as in provisions for losses on loans and advances and general administrative expenses.

Pre-tax profit


in € million
Nine months figures
Budget
600
450
300
150
0
354
432
510
527[1]
1.1.–30.9.2005
1.1.–30.9.2006
1.1.–30.9.2007

[1] Excluding the effects from DEPFA acquisition

Operating revenues


in € million
Nine months figures
Budget
1,000
750
500
250
0
696
800
900
879
1.1.–30.9.2005
1.1.–30.9.2006
1.1.–30.9.2007

Budget

		1.1.–30.9.2007	Budget 3/4 of 2007	Budget 2007
Operating performance				
Operating revenues	in € million	879	> 900	> 1,200
Provisions for losses on loans and advances	in € million	81	113 to 120	150 to 160
General administrative expenses	in € million	271	270 to 278	360 to 370
Net income/loss before taxes	in € million	527[1]	> 510	> 680[2]
Key ratio				
Return on equity after taxes[3]	in %	11.6	–	11.0 to 12.0
Portfolio figure				
Volume of new business[4]	in € billion	26.8	> 18.8	> 25.0

[1] Excluding the income from DEPFA acquisition amounting to € 65 million
[2] Full year forecast raised in July 2007; pre-tax profit is now expected to raise to more than € 710 million
[3] Excluding the effects from capitalised losses carried forward, the effect from revaluation according to Corporate Tax Reform Act and the effects from DEPFA acquisition
[4] Real estate financing business and infrastructure/asset-based finance

Return on equity after taxes adjusted by the capitalised losses carried forward, the effect of the revaluation due to the Company Tax Reform Act and the post-tax income from the DEPFA acquisition improved to 11.6 %, thus still confirming the full-year target of between 11.0 % and 12.0 %. Operating revenues continued to increase, boosted by strong growth in the Commercial Real Estate segment; they amounted to € 879 million in the first nine months of 2007, and were thus lower than the pro-rata target of at least € 900 million as a result of negative effects attributable to the weaker financial markets. Provisions for losses on loans and advances achieved a particularly positive performance, amounting to € 81 million. General administrative expenses of € 271 million were at the bottom end of the pro-rata target range, thus confirming the strict cost policy. New business output was a positive € 26.8 billion for the first nine months, and was thus not only considerably higher than the pro-rata target of at least € 18.8 billion, it was also higher than the full-year target of € 25 billion.

Compared with the first nine months of the previous year, the performance of the Hypo Real Estate Group is as follows:

Operating revenues Operating revenues have increased strongly from € 800 million in the corresponding previous year period to € 879 million (+10 %). This increase reflects mainly the successful new business of the previous year and also the loans extended in the course of the current year. The growth is also attributable to the expansion of new sources of income in the Asset Finance & Asset Management segment, thus underlining the successful diversification strategy. The positive development in operating revenues was attributable to improved results in net interest income and net commission income, which more than compensated for the downturn in net trading income and net income from investments. Net interest income has accordingly improved from € 603 million in the first nine months of 2006 to € 667 million in the current year. The main reason behind this increase is the expanded credit portfolio. Net commission income also increased considerably by € 40 million compared with the previous year, to € 142 million (1.1.–30.9.2006: € 102 million). The strong new business is also evident in this respect. In addition, the income generated by management of the real estate investment trust Quadra Realty Trust, Inc., New York, also had a positive impact. On the other

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	879	800
Net interest income	in € million	667	603
Net commission income	in € million	142	102
Net trading income	in € million	28	31
Net income from investments	in € million	37	60
Balance of other operating income/expenses	in € million	5	4
Provisions for losses on loans and advances	in € million	81	123
General administrative expenses	in € million	271	245
Balance of other income/expenses	in € million	65	—
Pre-tax profit	in € million	592	432
Net income/loss[1]	in € million	446	318
Key ratios		1.1.–30.9.2007	1.1.–31.12.2006
Return on equity after taxes[2]	in %	11.6	9.9
Cost-income ratio (based on operating revenues)	in %	30.8	31.0
Key indicators		30.9.2007	31.12.2006
Total volume of lending	in € billion	94.4	94.8
Risk assets compliant with BIS rules	in € billion	75.0	66.4
Core capital ratio compliant with BIS rules	in %	6.7	7.0[3]
Employees		1,230	1,229
		1.1.–30.9.2007	1.1.–30.9.2006
Volume of new business[4]	in € billion	26.8	18.3

[1] Excluding the effects from capitalised losses carried forward and the effect from revaluation according to Corporate Tax Reform Act
[2] Excluding the effects from capitalised losses carried forward, the income of capitalised corporate income tax claims, the effect from revaluation according to Corporate Tax Reform Act and the effects from DEPFA acquisition
[3] As per approved annual financial statements and after profit distribution
[4] Real estate financing business and infrastructure/asset-based finance

hand, net trading income and net income from investments declined in the wake of the turmoil of the international financial markets. The deterioration in spreads thus resulted in adjustments to be recognised in the income statements for the assets held for trading purposes and the dFVTPL investments as well as disposal losses and impairments of AfS financial assets. Overall, net trading income declined by € 3 million to € 28 million, and net income from investments fell by € 23 million to € 37 million. The balance of other operating income/expenses amounted to € 5 million, compared with € 4 million in the corresponding previous year period.

Provisions for losses on loans and advances Additions to provisions for losses on loans and advances declined appreciably to € 81 million, and were thus € 42 million lower than in the corresponding previous year period (€ 123 million). The decline reflects the improved portfolio quality.

As a result of the higher net interest income and lower provisions for losses on loans and advances, net interest income after provisions for losses on loans and advances increased significantly. This item totalled € 586 million, compared with € 480 million in the corresponding previous year period.

General administrative expenses Compared with the previous year, general administrative expenses have increased from € 245 million to € 271 million. This scheduled increase is attributable mainly to the further expansion in commercial real estate financing and the expansion of additional sources of income, such as securitisation, asset management or asset-based and infrastructure financing. In the third quarter 2007, general administrative expenses fell appreciably in comparison to the previous year period as a result of strict cost policy and adjusted bonus accruals in the trading division. The cost-income ratio improved slightly to 30.8 %, compared with 31.0 % in the previous financial year, as a result of the comparatively stronger increase in operating revenues. Overall, the number of employees in the past nine-month period has remained virtually constant. The Hypo Real Estate Group employed 1,230 persons as of 30 September 2007, compared with 1,229 at the end of 2006. In the Commercial Real Estate segment, the number of employees as of the reporting date 30 September 2007 was 933 (980), and the corresponding figure in the Asset Finance & Asset Management segment was 199 (167).

Balance of other income/expenses The balance of other income/expenses amounted to € 65 million in the first nine months (1.1.–30.9.2006: € 0 million), and includes effects attributable to the DEPFA acquisition. These effects resulted in the third quarter from the mandatory convertible bond which was issued in August 2007 in order to finance the DEPFA acquisition. The mandatory convertible bond comprises an embedded compound derivative based on shares of Hypo Real Estate Holding AG which, in accordance with IAS 39, has to be split from the basic contract and has to be measured separately at fair value. Any change in fair value has to be recognised in the income statement. The measurement of the derivative as of 30 September 2007 results in income before deferred taxes of € 65 million.

Because the income shown as of 30 September 2007 essentially does not constitute a profit, the Hypo Real Estate Group does not recognise the income in its calculation of return on equity, and additionally shows adjusted earnings per share.

Pre-tax profit Pre-tax profit for the first nine months of 2007, including the effect of the DEPFA acquisition, was € 592 million, and was thus € 160 million higher compared with the previous year. There was also a considerable increase compared with the previous year, namely by € 95 million to € 527 million, even if the effect of the DEPFA acquisition is not taken into consideration. The increase in net income reflects in particular the positive performance of operating profitability and the decline in provisions for losses on loans and advances.

Net income after taxes Adjusted by the deferred tax income attributable to capitalised losses carried forward (€ 66 million) and the expense of € 27 million due to the revaluation attributable to the Company Tax Reform Act, net income after taxes amounted to € 446 million for the first nine months of 2007. Following an additional adjustment to take account of the income after taxes attributable to the DEPFA acquisition (€ 44 million), net income after taxes amounted to € 402 million compared with the figure of € 318 million for the equivalent previous year period. This is equivalent to an improved return on equity of 11.6 %, compared with 9.9 % in 2006. Including the above-mentioned effects, net income after taxes amounted to € 485 million (first nine months of 2006: € 297 million). Because there are no minority interests, the net income after taxes is available in full to the shareholders.

Development in Assets

Total assets of the Hypo Real Estate Group amounted to 163.6 billion as of 30 September 2007, compared with 161.6 billion as of 31 December 2006. The Hypo Real Estate Group did not have any non-current assets held for sale as of the balance sheet date.

Loans declined by € 0.4 billion as of 30 September 2007 compared with the end of the previous year. In line with overall strategy, municipal loans declined strongly, whereas real estate financing increased. The trading activities of Hypo Public Finance Bank resulted in trading assets which were higher compared with the beginning of the year (€ +2.0 billion). However, compared with 30

June 2007, trading assets have been reduced in reaction to the turmoil on the international financial markets. Within assets held for trading purposes, the main increase was seen in the volume of debt securities and other fixed-income securities. Investments increased by € 0.9 billion to € 42.2 billion. Following the reclassification of the HtM assets as of 1 July 2007, investments now only comprise financial assets in the categories AfS and dFVTPL as well as investment properties.

The contingent liabilities which are attributable to the total volume of lending amounted to € 1.7 billion as of 30 September, as was the case at the end of 2006.

Total volume of lending is stated as € 94.4 billion as of 30 September 2007, compared with € 94.8 billion as of the end of 2006.

Total volume of lending



in € billion
125
100
75
50
0
99.1
92.4
94.8
94.4
31.12.2004
31.12.2005
31.12.2006
30.9.2007

Because new business was not fully drawn, the irrevocable loan commitments shown in other commitments increased from € 11.2 billion as of the end of 2006 to € 16.9 billion as of 30 September 2007.

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also contains commitments and securities in the following details, and which is also the basis for Group steering, amounted to € 133.8 billion as of 30 September 2007 (paid out of this figure: € 118.5 billion). The total of the loan portfolio, after maturities and repayments, is virtually unchanged compared with 31 December 2006 (€ 133.5 billion). In line with overall strategy, public finance declined by € 6.3 billion to € 48.7 billion, and the non-target portfolio of Hypo Real Estate Bank AG declined by € 1.7 billion to € 9.5 billion. In terms of target business, new business had a positive impact, and the portfolio volume accordingly increased. The target real estate financing business increased by € 6.8 billion to € 69.0 billion (paid out of this figure: € 54.6 billion compared with € 50.6 billion as of 31 December 2006). Infrastructure and asset-based financing increased slightly by € 0.7 billion to € 2.6 billion. The other portfolio of the Asset Finance & Asset Management segment increased by € 0.8 billion to € 4.0 billion.

The new business origination for target real estate financing business and infrastructure and asset-based financing amounted to € 26.8 billion. New business not only exceeded the corresponding figure for the first nine months of 2006 (€ 18.3 billion); it was also higher than the pro-rata target of € 18.8 billion and, after nine months, was already higher than the full-year target of € 25 billion. Target real estate financing business accounted for € 25.3 billion (1.1.–30.9.2006: € 17.5 billion) and infrastructure and asset-based financing, which only started in mid-2006, accounted for € 1.5 billion (1.1.–30.9.2006: € 0.8 billion).

Development in the Financial Position

The capital structure of the Hypo Real Estate Group as of 30 September 2007 is still sound; all current obligations have been met. The maturity structure of liabilities is also balanced.

Total Group liabilities amounted to € 160.2 billion as of 30 September 2007, compared with € 158.1 billion as of 31 December 2006. The increased refinancing requirement is reflected in an increase of € 8.3 billion in deposits from other banks and amounts owed to other customers. The increase is also attributable to the issuing of bonded loans. On the other hand, promissory notes and other liabilities evidenced by securities declined by € 6.6 billion. As a result of the planned reduction of the non-target portfolio of real estate financing and public financing, fewer mortgage and public Pfandbriefe

were issued. In addition, there was also a decline in the number of Repo positions and issued commercial papers. As a result of the expansion of trading activities, liabilities held for trading purposes increased by € 0.4 billion. The subordinated capital increased compared with 31 December as a result of the hybrid capital of € 350 million issued in the second quarter and the mandatory convertible bond of € 450 million for refinancing the DEPFA acquisition which was issued in the third quarter.

Refinancing of the Hypo Real Estate Group is assured by a total of four issuers, and is managed centrally for the Group. Hypo Real Estate Bank International and Hypo Real Estate Bank are the two German issuers which issue Pfandbriefe as well as senior-unsecured bonds. Hypo Public Finance Bank, Dublin, restricts its activities to senior unsecured bonds, whereas the Luxembourg-based subsidiary Hypo Pfandbrief Bank International, issues exclusively Lettres de Gage Public, the Luxembourg version of the public Pfandbrief.

In the first nine months of 2007, Hypo Pfandbrief Bank International issued Lettres de Gage for € 1.2 billion. Hypo Real Estate Bank International, Hypo Real Estate Bank and Hypo Public Finance Bank together succeeded in placing € 14.3 billion in senior unsecured bonds on the market. Of this figure, most was placed via private placings on the market. These private placings were complemented in February 2007 by a benchmark transaction of Hypo Real Estate Bank involving 1.5 billion with a term of three years. The transaction was successfully received by the market. 51 % of investors came from other European and Asian countries. A benchmark transaction of Hypo Real Estate Bank International was also topped up by € 500 million in July.

Despite the turmoil on the capital market from July up to and including September of this year, the Hypo Real Estate Group was able to keep funding for the Group stable. The balanced refinancing structure featuring the mix of short-term and long-term international funding in international markets has particularly proved its worth. In the field of short-term refinancing, all four banks in the Hypo Real Estate Group operate on the market with Repo transactions, treasury and money market activities. Overall, the outstanding volume of commercial paper, certificates of deposit and interbank deposits amounted to € 7.4 billion at the end of September 2007.

Equity (excluding revaluation reserve) amounted to € 5.2 billion as of 30 September 2007, compared with € 4.9 billion as of 31 December 2006. Compared with the previous year, the revaluation reserve decreased by € 312 million. Primarily the decrease is due to fair value changes of afs securities. The AfS reserve and cash flow hedge reserve have been disregarded for the purpose of calculating return on equity.

Regulatory indicators compliant with BIS rules[1] The Hypo Real Estate Group also reports sound capitalisation as of 30 September 2007 for bank regulatory purposes (in accordance with BIS). Core capital increased to € 5.0 billion compared with € 4.6 billion at the end of 2006. The main reason for the increase is the issue of hybrid capital with a volume of € 350 million in the second quarter 2007. Supplementary capital is at € 1.9 billion (31 December 2006: € 2.0 billion). Overall, equity funds amount to € 6.9 billion, compared with 6.6 at the end of 2006. There was no tier-III capital as of the reporting dates. Risk assets have increased since the beginning of the year by € 8.6 billion to € 75.0 billion as a result of the strong new business.

The core capital ratio is 6.7 %, compared with 7.0 % as of 31 December 2006; the equity ratio is 8.7 %, compared with 9.3 %.

Risk assets compliant with BIS rules


in € billion
100
75
50
25
0
51.0
56.3
66.4
75.0
31.12.2004
31.12.2005
31.12.2006
30.9.2007

1) The BIS parameters are calculated independently on a voluntary basis.

Liquidity A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At Hypo Real Estate Bank AG, the ratio was 1.52 as of 30 September 2007 (31. December 2006: 2.08). For Hypo Real Estate Bank International AG, the figure was 1.16 as of 30 September 2007 (31. December 2006: 1.52).

Business segment Commercial Real Estate

Development in Earnings

Since the beginning of the year, the Commercial Real Estate segment has included the previous segments Hypo Real Estate International and Hypo Real Estate Germany. The new reporting segment Commercial Real Estate thus mainly comprises domestic and international business in commercial real estate financing. In addition, this segment also comprises public finance. A range of € 630 million to € 650 million has been defined as the target for pre-tax profit, together with a target return after taxes of more than 12.0 %. The target for new real estate financing business is more than € 22 billion.

With pre-tax profit of € 517 million, Commercial Real Estate was considerably higher than the upper end of the pro-rata target range of € 473 million to € 488 million. Compared with the first nine months of the previous year (1.1.–30.9.2006: € 429 million), pre-tax profit improved appreciably by € 88 million to € 517 million. Excluding deferred tax income of € 66 million attributable to capitalised losses carried forward and the expense of € 27 million attributable to the revaluation according to Corporate Tax Act, net income in the segment amounted to € 402 million (1.1.–30.9.2006: € 323 million), resulting in a further improvement in return on equity (adjusted by the effect of capitalised losses carried forward and the effect of the revaluation according to Corporate Tax Act) of 12.7 % (2006: 10.8 %). New real estate financing business amounted to € 25.3 billion, and is thus not only considerably higher than the pro-rata target of € 16.5 billion; it is already higher than the full-year target after nine months.

Pre-tax profit


in € million
Nine months figures
Budget
600
450
300
150
0
355
429
473–488
517
1.1.–30.9.2005
1.1.–30.9.2006
1.1.–30.9.2007

Compared with the previous year, operating revenues in the segment increased from € 739 million to € 792 million. The increase in operating revenues was attributable to net interest income and net commission income as well as net trading income. Accordingly, net interest income, which benefited from the expanded real estate financing portfolio, amounted to € 617 million for the first nine months of financial 2007, compared with € 594 million in the corresponding previous year period. As was the case in the previous year, net interest income also includes premature repayment fees and income from the sale of bonded loans. Net commission income increased by € 33 million to € 121 million as a result of the higher volume of new business and income from customer derivatives (1.1.–30.9.2006: € 88 million). Net trading income for the first time includes income from the sale of financial instruments. Net income from investments in the segment amounted to € 45 million, which was lower than the figure for the corresponding previous year period (€ 55 million). The net income from investments was due to the disposal and write-up of investments.

Budget

		1.1.–30.9.2007	Budget 3/4 of 2007	Budget 2007
Operating performance				
Pre-tax profit	in € million	517	473 to 488	630 to 650
Key ratio				
Return on equity after taxes[1]	in %	12.7	–	> 12.0
Portfolio figure				
Volume of new business[2]	in € billion	25.3	> 16.5	> 22.0

[1] Excluding the effects from capitalised losses carried forward and the effect from revaluation according to Corporate Tax Reform Act
[2] Real estate financing business

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	792	739
Net interest income	in € million	617	594
Net commission income	in € million	121	88
Net trading income	in € million	5	–
Net income from investments	in € million	45	55
Balance of other operating income/expenses	in € million	4	2
Provisions for losses on loans and advances	in € million	79	122
General administrative expenses	in € million	196	188
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	517	429
Net income/loss[1]	in € million	402	323
Key ratios		1.1.–30.9.2007	1.1.–31.12.2006
Return on equity after taxes[1]	in %	12.7	10.8
Cost-income ratio (based on operating revenues)	in %	24.7	25.6
Key indicators		30.9.2007	31.12.2006
Total volume of lending	in € billion	89.6	90.1
Risk assets compliant with BIS rules	in € billion	69.9	62.1
Employees		933	980
		1.1.–30.9.2007	1.1.–30.9.2006
Volume of new business[2]	in € billion	25.3	17.5

[1] Excluding the effects from capitalised losses carried forward, the income of capitalised corporate income tax claims and the effect from revaluation according to Corporate Tax Reform Act
[2] Real estate financing business

Additions to provisions for losses on loans and advances amounted to € 79 million in the period under review and, despite the increased real estate financing portfolio, were thus € 43 million lower than in the previous year (€ 122 million). This reduction reflects the positive development in portfolio quality.

General administrative expenses in the first nine months of the current financial year amounted to € 196 million, and were thus higher than the corresponding previous year figure (€ 188 million) as a result of the international expansion of business and accumulated benefit obligations within usual increases. Due to the stronger growth in operating revenues, the cost-income ratio (which was already low) again improved slightly to 24.7 % (2006: 25.6 %).

Development in Assets

As of 30 September 2007, total assets amounted to € 136.1 billion, compared with € 135.2 billion at the end of the previous year. The total volume of lending declined from € 90.1 billion to € 89.6 billion. As a result of repayments, loans declined by € 0.5 billion to € 88.0 billion. The contingent liabilities attributable to the total volume of lending amounted to € 1.6 billion as of 30 September 2007, and were virtually unchanged compared with the end of 2006 (31 December 2006: € 1.7 billion). Compared with the end of last year, the contingent liabilities comprised guarantee obligations of Hypo Real Estate Bank International of € 0.2 billion with regard to HVB AG (a further reduction); these were provided as part of the synthetic transfer of the real estate financing portfolio "Western Europe".

Total volume of lending

in € billion


100
75
50
25
0
98.4
91.3
90.1
89.6
31.12.2004
31.12.2005
31.12.2006
30.9.2007

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also contains commitments and securities in the following details, and which is also the basis for Group steering, amounted to € 118.2 billon as of 30 September 2007, compared with € 119.6 billion as of 31 December 2006. The target real estate financing business increased by € 6.8 billion to € 69.0 billion. Of this figure, € 54.6 billion were paid out (31 December 2006: € 50.6 billion). In line with overall strategy, however, the non-target portfolio of real estate financing (€ 9.5 billion compared with € 11.2 billion as of 31 December 2006) and public finance (€ 39.7 billion compared with € 46.2 billion as of 31 December 2006) declined.

Breakdown of the loan portfolio

as of 30.9.2007


Real estate financing Non target business 8%
Real estate financing Target business 58%
Public sector financing 34%

Real estate financing portfolio by region

as of 30.9.2007


The Netherlands 3 %
Italy 2 %
Germany 41 %
Great Britain 12 %
Asia 4 %
Spain 4 %
CEE[1] 5 %
Scandinavia 6 %
Other[2] 6 %
France 8 %
US 9 %

[1] The CEE mainly comprises Hungary, Poland and the Czech Republic.
[2] Includes mainly not itemized European countries/regions.

Real estate financing portfolio target business by type of property

as of 30.9.2007


Hotels 4 %
Office buildings 36 %
Residential 24 %
Logistics/
warehousing 4 %
Other 9 %
Retail 23 %

The real estate financing portfolio broken down by regions comprises European financing (87 %), and consists mainly of Germany, Great Britain, France and Scandinavia. America and Asia account for 13 %. In line with overall strategy, office buildings and retail properties as well as residential are predominant with regard to the financed property types.

In the first nine months of the year, the originated volume of new business of real estate financing with professional investors and developers amounted to € 25.3 billion, and is thus higher than the figure applicable for the same previous year period (€ 17.5 billion). German business produced a particularly positive performance in this respect, although growth was continued in most other regions. New commitments were provided without straying from the strict requirements in terms of risk and return, and will thus also ensure high portfolio quality in the long term. Across all new real estate financing business, the average yield is more than 14 % after taxes.

Development in the Financial Position

The total liabilities in the business segment Commercial Real Estate increased from € 132.1 billion as of 31 December 2006 to € 133.1 billion as of 30 September 2007.

Commercial Real Estate – Germany

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	181	138
Net interest income	in € million	160	131
Net commission income	in € million	22	7
Net trading income	in € million	–	–
Net income from investments	in € million	–	–
Balance of other operating income/expenses	in € million	–1	–
Expected loss	in € million	53	41
General administrative expenses	in € million	40	35
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	88	62
Key indicators		30.9.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	20.4	15.7
Volume of real estate financing[1]	in € billion	28.4	23.2
		1.1.–30.9.2007	1.1.–30.9.2006
Volume of new business[2]	in € billion	8.7	4.6

[1] Target business
[2] Real estate financing business

The Commercial Real Estate Germany platform comprises the German target real estate financing business of € 28.4 billion as of 30 September 2007. On the other hand, public finance business and the non-target portfolio of German real estate financing are shown in the Commercial Real Estate segment under "Other/consolidation". Pre-tax profit in the platform amounted to € 88 million in the first nine months of 2007, and was considerably higher than the previous year figure of € 62 million. This increase is attributable to higher operating revenues in conjunction with an only moderate increase in general administrative expenses. Operating revenues are considerably higher than the corresponding figure for the previous year period (€ 181 million compared with € 138 million), and mainly reflected the increase in net interest income to € 160 million (1.1.–30.9.2006: € 131 million). The main reason for this growth is the increase in new business of € 8.7 billion, which resulted in the portfolio volume rising to € 28.4 billion. The increase of € 15 million in net commission income to € 22 million is also attributable to the stronger new business and revenues from customer derivatives. General administrative expenses were only slightly higher than the corresponding previous year figure (€ 40 million compared with € 35 million), confirming the efficiency of the platform. The expected loss amounted to € 53 million, and is thus € 12 million higher than the corresponding figure for the previous year period.

Commercial Real Estate – Europe

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	319	280
Net interest income	in € million	266	232
Net commission income	in € million	48	48
Net trading income	in € million	–	–
Net income from investments	in € million	–	–
Balance of other operating income/expenses	in € million	5	–
Expected loss	in € million	48	45
General administrative expenses	in € million	64	60
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	207	175
Key indicators		30.9.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	28.1	26.6
Volume of real estate financing	in € billion	32.3	31.3
		1.1.–30.9.2007	1.1.–30.9.2006
Volume of new business[1]	in € billion	10.9	10.4

[1] Real estate financing business

The Commercial Real Estate Europe platform comprises European real estate financing business, which amounted to € 32.3 billion as of 30 September 2007. Pre-tax profit in the platform increased from € 175 million in the first nine months of 2006 to € 207 million in the current financial year. The increase of € 39 million in operating revenues to € 319 million is mainly due to an increase of € 34 million in net interest income to € 266 million. Net interest income has benefited from the constantly high volume of new business, as a result of which the portfolio expanded compared with the end of the previous year and also compared with 30 September 2006. Due to the higher loan portfolio, the expected loss amounted to € 48 million, and was thus slightly higher than the corresponding figure for the previous year (€ 45 million). General administrative expenses increased slightly by € 4 million to € 64 million, and are attributable to the higher market penetration. New real estate financing business amounted to € 10.9 billion in the first nine months of the year, and was higher than the figure for the corresponding previous year period (€ 10.4 billion).

Commercial Real Estate – America

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	113	106
Net interest income	in € million	81	77
Net commission income	in € million	31	29
Net trading income	in € million	–	–
Net income from investments	in € million	–	–
Balance of other operating income/expenses	in € million	1	–
Expected loss	in € million	5	5
General administrative expenses	in € million	30	28
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	78	73
Key indicators		30.9.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	5.2	4.8
Volume of real estate financing	in € billion	5.5	6.2
		1.1.–30.9.2007	1.1.–30.9.2006
Volume of new business[1]	in € billion	3.6	1.9

[1] Real estate financing business

The Commercial Real Estate America platform comprises the US real estate financing business. Pre-tax profit of the platform generated by this portfolio amounted to € 78 million in the first nine months, and was slightly higher than the corresponding figure for the previous year (1.1.–30.9.2006: € 73 million). This positive development is reflected in the individual items. Operating revenues increased by € 7 million to € 113 million as of 30 September 2007 (1.1.–30.9.2006: € 106 million). As a result of the new business, net interest income increased by € 4 million compared with the previous year, namely to € 81 million, and net commission income increased by € 2 million to € 31 million. The constantly low expected loss amounted to € 5 million (as was the case in the previous year period), and demonstrates the high portfolio quality. The platform is benefiting from the fact that it correctly anticipated the economic slow down on the US market for domestic buildings. The volume of new business amounted to € 3.6 billion in the first nine months of 2007, which was considerably higher than the figure for the corresponding previous year period (€ 1.9 billion). Despite the positive development in new business, the total volume of real estate financing declined to € 5.5 billon, also as a result of the weaker rate of the US$.

Commercial Real Estate – Asia

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	30	16
Net interest income	in € million	22	13
Net commission income	in € million	7	3
Net trading income	in € million	–	–
Net income from investments	in € million	–	–
Balance of other operating income/expenses	in € million	1	–
Expected loss	in € million	4	3
General administrative expenses	in € million	9	8
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	17	5
Key indicators		30.9.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	2.6	1.4
Volume of real estate financing	in € billion	2.8	1.5
		1.1.–30.9.2007	1.1.–30.9.2006
Volume of new business[1]	in € billion	2.1	0.6

[1] Real estate financing business

The Commercial Real Estate Asia platform comprises the Asian real estate financing business of € 2.8 billion as of 30 September 2007. With this platform, the Hypo Real Estate Group has continued its policy of expansion, and is investing in booming markets of the future; this is also reflected in initial successful transactions in India and Singapore. Pre-tax profit for the platform increased to € 17 million in the first nine months of 2007, and was thus considerably higher than the corresponding figure for the previous year (1.1.–30.9.2006: € 5 million). Operating revenues improved to € 30 million, and virtually doubled compared with the previous year (1.1.–30.9.2006: € 16 million). The growth in operating revenues was attributable to the positive development in net interest income and net commission income. Net interest income increased by € 9 million to € 22 million due to the expanding portfolio and a higher yield in new business, and net commission income improved by € 4 million to € 7 million as a result of the stronger new business. The expected loss (€ 4 million) and general administrative expenses (€ 9 million) were both slightly higher (€ 1 million in each case) than the corresponding figure for the previous year. At € 2.1 billion, new business in the first nine months of 2007 was considerably higher than the corresponding previous year figure (€ 0.6 billion).

Business segment Asset Finance & Asset Management

Development in Earnings

Asset-based finance activities outside real estate financing, capital markets activities including securitisations and asset management are combined in the Asset Finance & Asset Management segment (formerly Hypo Public Finance Bank). For this segment, the Group has set itself a target of between € 90 million and € 110 million for pre-tax profit for the current financial year. Return on equity after taxes is expected to be between 14.0 % and 15.0 %. The volume of new business for infrastructure and asset-based financing is expected to be more than € 3.0 billion.

In the third quarter of 2007, the rapid growth of the Asset Finance & Asset Management segment was retarded as a result of the development of the financial markets. Overall in the first nine months of the current year, pre-tax profit amounted to € 48 million, and was noticeably lower than the pro-rata target range of € 68 million to € 83 million. Compared with the previous year period (1.1.–30.9.2006: € 36 million), pre-tax profit however improved by € 12 million to € 48 million. After taxes of € 10 million, net income for the segment is reported as € 38 million (1.1.–30.9.2006: € 28 million). This has resulted in a lower return on equity after taxes of 8.5 % compared with the previous year (2006: 9.7 %) because of a higher equity base. The volume of new business for infrastructure and asset-based financing amounted to € 1.5 billion, and is thus lower than the pro-rata target.

Pre-tax profit


in € million
Nine months figures
Budget
100
75
50
25
0
68–83
48
36
17
1.1.–30.9.2005
1.1.–30.9.2006
1.1.–30.9.2007

Compared with the previous year, operating revenues in the segment improved from € 72 million to € 95 million. This increase is attributable to net interest income and net commission income. Net interest income for the first nine months of 2007 benefited from the volume growth in the securitisation portfolio and in infrastructure and asset-based financing, and amounted to € 61 million compared with € 21 million in the corresponding previous year period. Net commission income amounted to € 21 million in the period under review, and was higher than the corresponding previous year figure (€ 14 million). This was due mainly to the volume of asset management business which indeed declined in the third quarter but which on average was higher compared with the previous year. Developments on the financial markets

Budget

		1.1.–30.9.2007	Budget 3/4 of 2007	Budget 2007
Operating performance				
Net income/loss before taxes	in € million	48	68 to 83	90 to 110
Key ratio				
Return on equity after taxes	in %	8.5	–	14.0 to 15.0
Portfolio figure				
Volume of new business[1]	in € billion	1.5	> 2.3	> 3.0

[1] Infrastructure/asset-based finance

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	95	72
Net interest income	in € million	61	21
Net commission income	in € million	21	14
Net trading income	in € million	23	31
Net income from investments	in € million	–11	5
Balance of other operating income/expenses	in € million	1	1
Provisions for losses on loans and advances	in € million	2	1
General administrative expenses	in € million	45	35
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	48	36
Net income/loss	in € million	38	28
Key ratios		1.1.–30.9.2007	1.1.–31.12.2006
Return on equity after taxes	in %	8.5	9.7
Cost-income ratio (based on operating revenues)	in %	47.4	47.9
Key indicators		30.9.2007	31.12.2006
Total volume of lending	in € billion	5.6	5.2
Risk assets compliant with BIS rules	in € billion	5.4	4.3
Employees		199	167
		1.1.–30.9.2007	1.1.–30.9.2006
Volume of new business[1]	in € billion	1.5	0.8

[1] Infrastructure/asset-based finance

in the third quarter resulted in a downturn in net trading income and net income from investments. Accordingly, net trading income declined to € 23 million (1.1.–30.9.2006: € 31 million), due mainly to the negative spread changes resulting from the weaker financial markets, which led to a reduction in assets shown at fair value which have to be recognised in the income statement. The decline in net income from investments to € –11 million (1.1.–30.9.2006: € 5 million) also reflects the weaker climate on the capital markets and the resultant lower market values of the securities. This resulted in adjustments in the value of dFVTPL investments and disposal losses of AfS investments which had to be recognised in the income statement.

The addition of € 2 million to provisions for losses on loans and advances for the period under review only comprises additions to portfolio-based allowances, and resulted from the portfolio growth in previous periods.

General administrative expenses amounted to € 45 million in the first nine months of 2007, and were thus higher than the corresponding previous year figure as a result of the expanded activities (1.1.–30.9.2006: € 35 million). Because operating revenues increased almost exactly in line with general administrative expenses, the cost-income ratio in the period under review, namely 47.4 %, was almost unchanged compared with the previous year (2006: 47.9 %).

Development in Assets

Assets in the Asset Finance & Asset Management segment increased by € 4.0 billion compared with the previous year period, to € 32.4 billion (31 December 2006: € 28.4 billion) and thus reflect the dynamic performance. As a result of overall business, assets consist to a large extent of trading assets. In the first nine months of the year, trading activities expanded further, resulting in assets held for trading purposes increasing to € 13.7 billion (€ + 2.0 billion). In the third quarter the assets held for trading purposes have been reduced by € 3.2 billion.

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also contains commitments and securities in the following details, and which is also the basis for Group steering, amounted to € 15.6 billion as of 30 September 2007 (31 December 2006: € 13.9 billion). Of this figure, € 15.1 billion has already been paid out. The portfolio comprises infrastructure and asset-based financing of € 2.6 billion (31 December 2006 € 1.9 billion), public finance including bonds and debt instruments of the subsidiaries Hypo Public Finance Bank, Dublin, and Hypo Pfandbrief Bank International (HPBI) of € 9.0 billion (31 December 2006: € 8.8 billion) as well as other securities and receivables of the banking book in the amount of € 4.0 billion (31 December 2006: € 3.2 billion).

Broken down by regions, the loan portfolio comprises Europe (71 %), and consists mainly of Germany, Spain, Austria and Great Britain, as well as North America (26 %) and Asia (3 %). In the portfolio breakdown by customers and counterparties, public institutes (48 %) as well as financial institutes and companies are predominant (19 % in each case).

In the first nine months of 2007, the originated new business volume for infrastructure and asset-based financing amounted to € 1.5 billion.

Loan portfolio

as of 30.9.2007


Infrastructure/
asset-based
financing 17 %
Public sector
financing 57 %
Other securities
and receivables in
the bank book 26 %

Real estate financing portfolio by region

as of 30.9.2007


Asia 3 %
North America 26 %
Europe 71 %

Loan portfolio by customers and counterparties

as of 30.9.2007


Structured
finance 14 %
Public
institutes 48 %
Corporates 19 %
Financial
institutions 19 %

Development in the Financial Position

The total liabilities of the Asset Finance & Asset Management segment increased to € 31.7 billion as of 30 September 2007 (31 December 2006: € 27.8 billion). The focus on capital market business is also shown in higher liabilities held for trading purposes (+ € 0.4 billion).

Asset Finance & Asset Management – Capital Markets

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	12	26
Net interest income	in € million	19	5
Net commission income	in € million	1	1
Net trading income	in € million	8	19
Net income from investments	in € million	–16	1
Balance of other operating income/expenses	in € million	–	–
Provision for losses on loans and advances	in € million	1	–
General administrative expenses	in € million	15	8
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	–4	18
Key indicator		**30.9.2007**	**31.12.2006**
Risk assets compliant with BIS rules	in € billion	1.4	0.9

The Capital Markets platform combines the activities of structuring and securitisation, financial services as well as trading and investment. Pre-tax profit in the platform declined by € 22 million to € –4 million in the first nine months of the current year (1.1.–30.9.2006: € 18 million). The decline was due to the developments on the financial markets in the third quarter of 2007. The weaker financial markets caused negative spread changes, which in turn resulted in lower fair values of securities. This resulted in changes in the value of trading assets and dFVTPL investments which had to be recognised in the income statement and also resulted in impairments and disposal losses of AfS investments. Overall, net trading income declined by € 11 million and net income from investments declined by € 17 million compared with the previous year. Net interest income reported a positive performance, increasing by € 14 million to € 19 million (1.1.–30.9.2006: € 5 million). This is due mainly to the establishment of the securitisation portfolio. As a result of the expansion in activities, general administrative expenses increased by € 7 million to € 15 million (1.1.–30.9.2006: € 8 million).

Asset Finance & Asset Management – Asset Management

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	34	25
Net interest income	in € million	9	6
Net commission income	in € million	16	12
Net trading income	in € million	9	7
Net income from investments	in € million	–	–
Balance of other operating income/expenses	in € million	–	–
Provision for losses on loans and advances	in € million	–	–
General administrative expenses	in € million	8	6
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	26	19
Key indicator		30.9.2007	31.12.2006
Risk assets compliant with BIS rules	in € billion	0.6	0.9
Assets under management/administration	in € billion	22.3	31.7

The Asset Management platform combines asset management, guaranteed investment contracts (GICs) as well as consultancy, management and structuring of securitisation instruments. Pre-tax profit in the platform amounted to € 26 million in the first nine months of the year, and was higher than the corresponding previous year figure (1.1.–30.9.2006: € 19 million). This increase is attributable to the rise in operating revenues. At € 34 million, operating revenues in the period under review were considerably higher than the figure for the corresponding previous year period (1.1.–30.9.2006: € 25 million). There was a positive development in net interest income (€ +3 million), net commission income (€ +4 million) and net trading income (€ +2 million). Net interest income was derived from the current income from securities. Net commission income benefited from the volume of assets under management which, although it declined in the third quarter of 2007, was considerably higher on average in the first nine months of 2007 than was the case in the previous year. Net trading income resulted mainly from business with guaranteed investment contracts. General administrative expenses increased by € 2 million to € 8 million (1.1.–30.9.2006: € 6 million).

Asset Finance & Asset Management – Asset Finance

Key Financials

		1.1.–30.9.2007	1.1.–30.9.2006
Operating performance			
Operating revenues	in € million	25	2
Net interest income	in € million	20	2
Net commission income	in € million	5	–
Net trading income	in € million	–	–
Net income from investments	in € million	–	–
Balance of other operating income/expenses	in € million	–	–
Provision for losses on loans and advances	in € million	1	1
General administrative expenses	in € million	5	1
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	19	–
Key indicators		**30.9.2007**	**31.12.2006**
Risk assets compliant with BIS rules	in € billion	2.4	1.6
Volume of infrastructure/asset-based finance	in € billion	2.6	1.9
		1.1.–30.9.2007	**1.1.–30.9.2006**
Volume of new business[1]	in € billion	1.5	0.8

[1] Infrastructure/asset-based finance

The Asset Finance platform combines asset-based finance business and infrastructure financing. These forms of financing have been made available since mid-2006, and amounted to € 2.6 billion as of 30 September 2007. With this portfolio, the platform generated pre-tax profit of € 19 million in the first nine months of 2007. Operating revenues comprise net interest income (€ 20 million) and net commission income (€ 5 million). The increase is attributable to the growth in volume of infrastructure and asset-based financing due to new business of € 1.5 billion in the current year 2007. In the first nine months of 2007, general administrative expenses amounted to € 5 million, and were thus higher than the corresponding figure for the previous year (€ 1 million), when the activities were being set up. Additions to provisions for losses on loans and advances of € 1 million for the period under review exclusively comprised additions for portfolio-based allowances due to the expanded portfolio.

Summary

The Hypo Real Estate Group has completed a successful first nine months of 2007. The growth seen in previous years has been continued, and the targets set at the beginning of the year have been met. More than the previous year, the positive development in assets, financial position and results of operations was attributable to both segments. A particularly positive performance has been achieved by the Commercial Real Estate segment, which benefited from significant growth in income and a considerable reduction in provisions for losses on loans and advances. The result of the Asset Finance & Asset Management segment was also higher than the corresponding previous year figure, although the turmoil on the international financial markets in the third quarter of 2007 had a negative impact.

Report on Related Party Transactions

Since 15 February 2007, Quadra Realty Trust, Inc., New York, has been listed on the New York stock exchange. The trust is administered by Hypo Real Estate Capital Corporation, the New York subsidiary of Hypo Real Estate Bank International. Within the framework of a sale of receivables, Hypo Real Estate Capital Corporation acquired 8,330,000 shares of the trust. Hypo Real Estate Capital Corporation generated a profit of € 2 million from the perspective of the Group as a result of the sale of the receivables. In addition, Hypo Real Estate Capital Corporation also received 600,000 shares of the trust as a commission payment. Overall, Hypo Real Estate Capital Corporation holds a 34.72 % stake in the trust as of 30 September 2007. These shares are accounted for using the equity method.

With the exception of the transactions detailed above, no major transactions with related parties were carried out in the first nine months of 2007.

Events after 30 September 2007

On 2 October, the Irish High Court approved the Scheme of Arrangement, which was used as the basis for carrying out the acquisition of DEPFA by Hypo Real Estate Holding AG. The shareholders of DEPFA had already approved the transaction with a strong majority on 24 September 2007. The Hypo Real Estate Group has thus successfully completed the acquisition of DEPFA BANK plc (DEPFA). DEPFA BANK plc was initially consolidated at the point at which control was acquired on 2 October 2007. The effect on the consolidated income statement and the consolidated balance sheet is described in the forecast report.

The Hypo Real Estate Group has financed the transaction by a combination of new shares of Hypo Real Estate Holding AG and cash. Overall, around 67 million new shares of Hypo Real Estate Holding AG will thus be issued to the shareholders of DEPFA. For this purpose, the Company's share capital was increased from € 402 million (consisting of approx. 134 million shares) by € 201 million (or around 67 million shares) in return for a non-cash contribution to approx. € 603 million by way of utilising the existing authorised capital. The transaction was also formally completed when this capital increase was entered in the commercial register of Munich on 2 October.

Following the formal completion of the takeover of DEPFA Bank plc. (DEPFA), the Management Board of Hypo Real Estate Holding AG was extended on 9 October. The Hypo Real Estate Group also adopted initial measures for restructuring the Group.

The Supervisory Board of Hypo Real Estate Holding AG has appointed Cyril Dunne and Bo Heide-Ottosen to the Management Board. Cyril Dunne, born in Ireland, has been a Member of the Executive Committee of DEPFA since 2007 and will take on the position of the Chief Operating Officer (COO) of the Hypo Real Estate Group. Bo Heide-Ottosen has been a Member of the Executive Committee of DEPFA since 2004 and, from 2005 to 2006, was also a Member of the Management Board of DEPFA Pfandbriefbank AG. He will be responsible for the Public Sector and Infrastructure -Finance business with the corresponding funding. The Management Board of Hypo Real Estate Holding will then consist of Georg Funke (Chief Executive Officer/CEO), Cyril Dunne (Chief Operating Officer/COO), Dr Markus Fell (Chief Financial Officer/CFO), Tom Glynn (Asset Management/Capital Markets), Dr. Robert Grassinger (Commercial Real Estate Funding and Treasury), Bo Heide-Ottosen (Public Sector and Infrastructure -Finance with the corresponding funding), Frank Lamby (Commercial Real Estate Origination) and Bettina von Oesterreich (Chief Risk Officer/CRO). Georg Funke, Dr Markus Fell and Frank Lamby were regularly reappointed until 2013. Bettina von Oesterreich, Tom Glynn and Dr. Robert Grassinger were nominated as ordinary members of the Management Board.

The first steps for the conversion to the new Group structure have now begun. The Management Board and the Supervisory Board have decided on the transfer of Hypo Public Finance Bank to DEPFA and of DEPFA Deutsche Pfandbriefbank AG to Hypo Real Estate Holding AG. These measures are expected to be concluded by the end of the year. In a second step, expected by the end of March 2008, Hypo Public Finance Bank is to be merged with DEPFA. These internal measures will not have any impact on the balance sheet and income statement of the Group.

With effect from 15 October 2007, Charles Balch, was appointed as member of the Management Board of Hypo Real Estate Bank AG. This is a further step in implementing our divisional structure. Within the board of Hypo Real Estate Germany Charles Balch will be responsible for Risk Management and will maintain responsibility as Senior Credit Executive within Credit Risk Management for the approval of New Business Credit decisions for Europe, Germany, Asia and Asset Finance. He will be located in Munich and London.

With the exception of the above, no reportable events took place after 30 September 2007.

Risk-Oriented Group Management

Introduction and overview

The centralised organisation of the Group-wide system comprising risk identification, measurement, limitation, controlling and management was demonstrating efficiency in the third quarter of 2007 within the context of the effects of the turmoil on financial markets. Accordingly, Management was able to confirm very quickly on the basis of a prompt, uniform Group-wide and comprehensive status report that the Hypo Real Estate Group is not substantially affected by the crisis.

The forward-looking and conservative liquidity risk management of the Group was able to avoid any negative impact on earnings attributable to the rapid increase in the price of procuring liquidity on the money and capital markets.

The following risk report, which presents only the major changes of the first three quarters of 2007 with the full-year risk report for 2006, should be read in context with the risk report in the management report 2006.

Organisation, responsibilities and duties

Organisation The risk steering system is organised in line with a matrix structure. Group-wide functional responsibility lies with the risk entities in the Holding, to which the supporting local risk entities of the bank report.

Centrally organised committees prepare decisions related to risk strategy for approval by the Holding Management Board and adopt issues relevant for implementation, e.g. limits and methods.

In the Holding, as is the case in the banks, all functions which are involved in risk steering, such as Group Risk Control and Group Risk Management Operating Office, report to the respective CRO.

Responsibilities and duties All committees relevant for uniform and integrated Group-wide risk steering were consolidated as part of the divisional steering concept on Group level at the beginning of the year. The Group-wide duties of the committees concentrate on the introduction and monitoring of the uniform methods, principles and policies of the Group as well as preparation of fundamental risk strategy decisions for the Holding Management Board; the specific duties are as follows:

- Risk Management Committee (RMC):
  Monitoring and steering of the risk profile of the Group in line with the risk strategy, headed by the Group Chief Risk Officer (CRO).
- Group Asset Liability Committee (ALCO):
  Optimising asset/liability management of the Group; resolutions regarding limit allocation for market and liquidity risks for the Group, headed by the Group Chief Financial Officer (CFO).

The recommended actions from the committees are used by the Holding Management Board as the basis for management decisions in the event of any deviations from the adopted business and risk strategy.

Group risk position and risk bearing capability

Every quarter, the Hypo Real Estate Group assesses the Group's economic risk bearing capability by the means of a formalised Internal Capital Adequacy Assessment Process (ICAAP). All major risks of the Group are aggregated to the total risk position, and are compared with the available risk cover funds. The result is discussed in the Risk Management Committee with regard to the adopted risk strategy, and submitted to the Holding Management Board for decision, including risk management proposals if appropriate. The Group risk position which – contrary to the presentation of a 99 % confidence level in the risk report for 2006 – is reported as a 99.96 % confidence level, increased by € 0.3 billion to € 3.1 billion as of September 2007 compared with December 2006. The increase is due to higher market risk and a higher credit risk reflecting the portfolio growth of commercial real estate, asset-based finance and infrastructure finance. The results of the risk bearing capability analysis show a very comfortable risk buffer for the Group as of September 2007, also for the assessed stress scenarios.

The following overview shows the risk structure (before portfolio effect) for a 99.96 % confidence level and utilisation of the risk coverage funds (RCF) compared with December 2006.

Risk structure before portfolio effect

in % (99.96 % confidence level)	Market risk	Credit risk	Operational risk	Liquidity risk	Other risks	Utilisation RCF
December 2006	12	66	8	3	14	47
September 2007	14	64	8	3	15	49

Risk measurement, control and management of material risk categories in the Hypo Real Estate Group

Credit risk

The total of the credit portfolio of the Hypo Real Estate Group as of 30.9.2007 amounted to € 133.8 billion, which was € 0.3 billion higher than the corresponding figure for December 2006. Whereas public finance declined from € 55.0 billion to € 48.7 billion, real estate financing business (including non-target portfolio) increased by € 5.1 billion compared with the end of 2006, namely to € 78.5 billion. During the past nine months, the portfolio of asset-based and infrastructure project financing has increased from € 1.9 billion to € 2.6 billion.

The breakdown of the real estate credit portfolio based on regional and object-specific considerations is to a large extent unchanged compared with 31.12.2006. Whereas the percentage attributable to residential property declined, the percentages attributable to office premises increased. From the regional point of view, the percentages of the real estate credit portfolio in Great Britain, the USA, Spain, France and the Netherlands declined, whereas Asia, Central Europe, Eastern Europe as well as Scandinavia increased.

Real estate credit portfolio by type of property


Residential
Office buildings
Retail
Logistics/warehousing
Hotels/leisure
Mixed use
Other
in %
40
30
20
10
0
as of 30.9.2007
as of 31.12.2006

Real estate credit portfolio by region


Germany
Great Britain
US
France
Spain
Italy
The Netherlands
Scandinavia
Asia
Central and Eastern Europe
Other
in %
60
45
30
15
0
as of 30.9.2007
as of 31.12.2006

The portfolio of asset-based and infrastructure project financing comprises the USA (38 %), Great Britain (30 %), Asia (8 %) as well as Canada, Germany, France, Spain, Central Europe, Eastern Europe and other regions (4 % in each case).

At the application of the Hypo Real Estate Group, the German bank regulatory authorities (BAFIN) between March and the beginning of October 2007 assessed the extent to which the internal methods and processes of credit risk management can be used in accordance with the so-called advanced internal rating based approach (Basel II) for determining regulatory capital as of January 2008. The final result of the audit for the Hypo Real Estate Group is expected for the end of 2007.

Market risk and liquidity risk

The purpose of the market risk strategy of the Hypo Real Estate Group is to ensure that the market risks associated with refinancing lending activities are managed as efficiently as possible. The main component of market risks in the Group are interest rate risks. For calculation, the lending business, own issues, long-term security investments and securities held for liquidity purposes, derivative transactions and the trading book positions in Dublin as well as the scheduling assumptions for own funds, allowances and exceptional repayments are taken into account. The Group-wide uniform 10-day VaR measured daily for the general interest rate risk amounted to an average of € 24 million for the first nine months of 2007 with a confidence level of 99 % (max. € 43 million; min. € 11 million); this was even lower than the already low previous year figure. Regular back-testing confirms the statistical assumptions of the risk measuring models. The stress tests which are carried out monthly confirm the low market risk exposure of the Hypo Real Estate Group even when extreme scenarios are taken into consideration.

In line with the liquidity risk strategy of the Hypo Real Estate Group, the overriding aim of each individual bank in the Hypo Real Estate Group is to ensure unlimited solvency at all times; this is monitored daily by a short-term and medium-term liquidity preview.

The liquidity situation of the Group was also easily guaranteed even in a turbulent third quarter.

General interest rate risk first to third quarter 2007


in € million
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

Operational Risk

The operational risk management system, which the Hypo Real Estate Group has implemented in line with the specifications of sound practices for operational risk management, is used throughout the Group and has been internally audited. The announcement to apply the standard approach for calculating capital backing under Basel II starting in 2008 will be submitted in the fourth quarter.

The individual components of the OpRisk management system, which are regularly reported in the Group risk report, do not indicate any potentially significant operational risks at present.

A potential claim resulting from the pending legal action relating to the propriety of the acquisition of the DEPFA Group can be classified as unlikely, even if the legal action is successful.

Based on previous restructuring experience, the Hypo Real Estate Group has established an efficient integration management to prevent operational risks which may arise out of the planned merger of Hypo International Bank AG, Stuttgart, with Hypo Real Estate Bank AG, Munich.

Strategic and other risks

The acquisition of the DEPFA Group means that further progress has been made with the desired diversification of income flows as a result of strengthening the public finance sector and focussing to a greater extent on the infrastructure finance segment. The reduced exposure to the real estate market was well as uniform and lean internal processes based on the divisional structure reduce the strategic risk by way of synergy and cost efficiency.

The precautions for limiting reputation risks were significantly improved in 2007 as a result of the revision of the data protection stipulations and the code of conduct applicable throughout the Group and also as a result of the establishment of a separate "Group Compliance" department, organisationally assigned to the Group Corporate Office. With regards to compliance affairs it reports directly to the Management Board.

Summary and outlook

The central responsibility of the entities in the Holding responsible for risk management and control proved its efficiency in 2007.

Consistent methods and clear, centralised reporting lines ensure prompt and integrated risk management on the Group level. The use of risk measuring procedures in accordance with the advanced internal rating based approach plays a key role in this respect.

The regulatory audit concerning the admission of the IRBA approach for calculating the capital backing for credit risk under Basel II, which commenced in March 2007, is now complete.

In the fourth quarter, following the successful acquisition of the DEPFA Group, the focus will be on implementing consistent methods and clear, centralised reporting lines. The aim is to guarantee prompt, successful and integrated risk management also for the new and much larger Group.

Macro-economic outlook

As a result of the turmoil on financial markets, most investors are now more conservative in their assessment of economic prospects. The markets are evidently expecting that the financial market crisis might have consequences for the real economy.

Inflation is currently running at moderate levels in all major economic regions. For the USA, inflation is expected to be 2.8 % for the whole of 2007, and the corresponding forecasts for the Euro zone and Germany are 2.0 % in each case. The development in prices on the energy markets is still providing cause for concern. However, there would also appear to be a deterioration in the political climate for further reforms in Germany at present, which in the medium term might endanger the success achieved in recent years, particularly on the labour market. This would also have a negative impact on the development in private consumption, which has been positive recently.

Sector-specific outlook

Commercial Real Estate

The subprime crisis has certainly resulted in a more realistic assessment of the market, and has also resulted in a more conservative assessment of risks in the field of new business, which overall should provide the banks with income which is more commensurate with the risk involved. Demand has remained stable on major key markets. Germany, as well as Asia, are still destinations for international investors who are interested in expanding the percentage share of these countries in their portfolios. In the European markets, rising interest rates and higher risk prices (margins) mean that investors are having to provide more capital from the point of view of yield considerations, and that the pressure on real estate prices is increasing further.

It is expected that investors who use external debt to a large extent for financing their transactions will be forced out of the market. However, there are numerous other investors who will fill this gap, particularly those who intend to become involved in the medium- to long-term. Accordingly, open and closed funds are still collecting capital. Fixed-income funds and institutional investors are becoming more and more significant. There is also capital from China, Japan and the Middle East as well as funds which manage state funds which are entering the market. For these investors, diversification into international key markets is becoming more and more important. Their investment aims focus on achieving sustainable yields and enhancing the added value potential of real estate portfolios by way of efficient management. Because this is also achieved by means of economies of scale, internal reallocations and purchases are taking place to an increasing extent. Liquidity in the market is increasingly becoming the key factor for new transactions. Prices which are offered are returning to more realistic levels. Banks will continue to focus on risk to a greater extent, and this will result in a widening of conditions. Higher prices will be charged for greater risks.

Public Finance

The demand for bonds has returned at the end of the third quarter and 2007 still looks to be a record year for bond issuance. Furthermore, it has lately been observed that the State Housing bond issuers of Maryland, New York, Massachusetts and Ohio are preparing large bonds issues to help subprime borrowers refinance their debt so long as they qualify under the State mandates.

Asset Management

Rising investor demand in less complex structured products can be expected in the near future. A major reason for the liquidity break down in the 3rd quarter was the complexity of products which made it difficult for investors to get a detailed view of underlying credit quality in their investments. In a market that showed general spread widening hardly differentiated by underlying credit risk, certain opportunities for experienced asset managers of such products going forward can be seen.

Company-specific conditions

The forecasts relating to the future development of the Hypo Real Estate Group constitute estimates which have been made on the basis of all information available at present. If the assumptions underlining the forecasts fail to materialise, or if risks (as detailed in the risk report) occur to an extent which is not calculated, the actual results may differ from the results which are currently expected.

The positive development in net income in the first nine months of the current financial year has fully confirmed the expectations of the Management Board. With pre-tax profit of € 527 million (adjusted from the effects from the DEPFA acquisition), the Hypo Real Estate Group was considerably ahead of the pro-rata target of at least € 510 million defined at the beginning of the year; for the whole of 2007, the target defined at the beginning of the year was € 680 million. In view of the positive development in the second quarter, the Management Board upgraded its forecast for the whole of 2007 in July 2007. Pre-tax profit is now expected to increase to more than € 710 million for the Hypo Real Estate Group excluding the effects of the acquisition of DEPFA BANK plc. New business will have a positive impact; this item amounted to € 26.8 billion in the first nine months of the year, and thus met and exceeded the full-year target of € 25 billion three months sooner than originally planned. A positive development in new business is also expected in the fourth quarter, but not to the same extent as seen on average for the first three quarters of 2007. A minimum internal rate of return (IRR) of 15 % has been defined for new business.

The balance of other income/expenses includes effects from the DEPFA acquisition. This effect in the third quarter resulted from the mandatory convertible bond for financing the DEPFA acquisition which was issued in August 2007. This mandatory convertible bond contains an embedded compound derivative based on shares of Hypo Real Estate Holding AG which, in accordance with IAS 39, shall be separated from the host contract and measured at fair value as a derivative. The change in the fair value has to be recognised in the income statement. The measurement of the derivative as of 30 September 2007 has resulted in income before deferred tax of € 65 million. In future, the income or expense attributable to this derivative will depend mainly on the performance of the Hypo Real Estate Holding AG share price, and can thus fluctuate significantly. At the point of conversion, i.e. by no later than in August 2008, the market value of the derivative at that time will have to be shown in equity.

DEPFA BANK plc was initially consolidated on 2 October 2007 with the approval of the High Court of Ireland and the entry of the capital increase in the commercial register. In financial 2007, DEPFA BANK plc will be recognised in the income statement between 2 October and 31 December 2007. Operating revenues will be affected positively by the acquisition in 2007. Most of the integration and restructuring expenses will be recognised in the income statement for the period ending 31 December 2007. Total assets will be boosted primarily by the external assets and liabilities of the DEPFA Group.

The acquisition of DEPFA BANK plc will have a positive impact on the Hypo Real Estate Group. Return on equity after taxes is expected to be more than 15 % in the financial year 2010.

In order to strengthen the equity base of the Hypo Real Estate Group, the proposed dividend to be paid by Hypo Real Estate Holding AG to its shareholders for the current year is expected to be roughly unchanged compared with last year, in other words around € 1.50 per share. The previously announced payout rate of 40 % to 50 % is expected to be attained by 2010.

After the merger, there will be changes in the legal corporate structure of the Hypo Real Estate Group:

- As a result of the acquisition, DEPFA BANK plc will become a wholly owned subsidiary of Hypo Real Estate Holding AG (in addition to the real estate financing subsidiaries Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG) and as such will continue to exist with its excellent brand. The function of Hypo Real Estate Holding AG as the central steering and management body of the Group will not be changed. Nor are there any plans to change the registered offices of DEPFA BANK plc.
- There are plans to turn the present-day DEPFA Group into the centre of competence for public and infrastructure financing as well as for capital markets and asset management of the Group. In a second stage, there are plans for Hypo Public Finance Bank in Dublin and its subsidiaries to be integrated in DEPFA BANK plc.
- Conversely, DEPFA Deutsche Pfandbrief Bank AG in Frankfurt/Main, previously a subsidiary of DEPFA, is to become a direct subsidiary of Hypo Real Estate Holding AG and is to be responsible for German public Pfandbrief business.
- The Commercial Real Estate Financing segment is to be operated in the medium term only from a single legal entity based in Munich. This means that only two Pfandbrief banks are expected to exist in future in Germany, instead of three.

The merger will result in a global player with a strategic position which is unique in this form and with three segments:

- Commercial Real Estate Finance
- Public sector & Infrastructure Finance
- Capital Markets and Asset Management (management of financing risks of third parties).

Following the acquisition of DEPFA BANK plc, the range of products of the Hypo Real Estate Group comprises not only commercial real estate financing solutions and infrastructure and asset-based financing but also the successful public financing business of the DEPFA Group.

The new Group consisting of the DEPFA Group and the Hypo Real Estate Group will have around 2,000 employees. The overall size of the workforce will not change initially, and will adjust in line with the intended growth.

With regard to the risks and opportunities, please refer to the descriptions in the forecast report of the annual report for 2006.

In addition, there are also risks and opportunities from the acquisition of DEPFA BANK plc.

The acquisition of DEPFA BANK plc might involve an unforeseen development in business and the sustainable strategy of growth might be impaired.

As a result of the acquisition of DEPFA BANK plc, the regulatory capital ratio of the combined Group will decline, which might mean that the providers of equity and debt might expect a higher return for their capital.

The acquisition price in excess of the net assets of DEPFA BANK plc will result in the recognition of goodwill which is subject at least to an annual impairment test. In the event of negative business developments in future, it may be necessary under IFRS to recognise impairments on goodwill which will have a major impact on the net assets, financial position and results of operations of the Hypo Real Estate Group.

In case of the turmoil of the international financial markets continuing further effects on the Hypo Real Estate Group will not be impossible, e.g. the current conditions on the capital markets could also have a negative impact on new business origination, the refinancing markets, the securitization business, the trading activities and, thus the financial condition and result of operation of the Hypo Real Estate Group.

The Corporate Tax Reform 2008 was published in the third quarter in the Bundesgesetzblatt. In these financial statements, the effects of the lower tax rate applicable starting 1 January 2008 have already been recognised for measuring deferred taxes, but only for effects which will probably result after 1 January 2008. Uncertainty relating to this estimate may result in additional effects as of 31 December 2007. Because of the restructuring of the Group after the acquisition of the DEPFA Group, a check was carried out to establish the extent to which tax losses can be utilised, and a corresponding amount was capitalised.

Consolidated Financial Statements

Income Statement for the Period from 1 January to 30 September 2007

Income/expenses

in € million	Notes · Page	1.1.–30.9.2007	1.1.–30.9.2006	Changes in € million	Changes in %
Interest income		5,520	5,213	307	5.9
Interest expenses		4,853	4,610	243	5.3
Net interest income	9 · 56	**667**	**603**	64	10.6
Provisions for losses on loans and advances	10 · 56	81	123	–42	–34.1
Net interest income after provisions for losses on loans and advances		**586**	**480**	106	22.1
Commission income		166	132	34	25.8
Commission expenses		24	30	–6	–20.0
Net commission income	11 · 56	**142**	**102**	40	39.2
Net trading income	12 · 56	28	31	–3	–9.7
Net income from investments	13 · 57	37	60	–23	–38.3
General administrative expenses	14 · 57	271	245	26	10.6
Balance of other operating income/expenses	15 · 57	5	4	1	25.0
Operating profit/loss		**527**	**432**	95	22.0
Balance of other income/expenses	17 · 57	65	–	65	> 100.0
thereof: Effects from DEPFA acquisition		65	–	65	> 100.0
Pre-tax profit		**592**	**432**	160	37.0
Taxes on income	18 · 58	107	135	–28	–20.7
thereof: Deferred taxes on capitalised losses carried forward		–66	21	–87	< –100.0
Effect from revaluation according to Corporate Tax Reform Act		27	–	27	> 100.0
Effects from DEPFA acquisition		21	–	21	> 100.0
Net income/loss		**485**	**297**	188	63.3
attributable to:					
Equity holders (consolidated profit)		485	297	188	63.3
Minority interest		–	–	–	–
		485	**297**	188	63.3

Earnings per share

in €	Notes · Page	1.1.–30.9.2007	1.1.–30.9.2006
Basic earnings per share	19 · 58	3.58	2.22
Diluted earnings per share	19 · 58	3.58	2.22
Basic earnings per share[1]	19 · 58	2.97	2.37
Diluted earnings per share[1]	19 · 58	2.97	2.37

[1] Excluding the effects from capitalised losses carried forward, the effect from revaluation according to Corporate Tax Reform Act and the effects from DEPFA acquisition

Income Statement for the Period from 1 July to 30 September 2007

Income/expenses

in € million	1.7.–30.9.2007	1.7.–30.9.2006	Changes in € million	Changes in %
Interest income	1,858	1,782	76	4.3
Interest expenses	1,632	1,574	58	3.7
Net interest income	**226**	**208**	18	8.7
Provisions for losses on loans and advances	17	36	–19	–52.8
Net interest income after provisions for losses on loans and advances	**209**	**172**	37	21.5
Commission income	61	43	18	41.9
Commission expenses	7	10	–3	–30.0
Net commission income	**54**	**33**	21	63.6
Net trading income	–15	14	–29	<–100.0
Net income from investments	8	14	–6	–42.9
General administrative expenses	85	86	–1	–1.2
Balance of other operating income/expenses	1	1	–	–
Operating profit/loss	**172**	**148**	24	16.2
Balance of other income/expenses	65	–	65	>100.0
thereof: Effects from DEPFA acquisition	65	–	65	>100.0
Pre-taxprofit	**237**	**148**	89	60.1
Taxes on income	–29	36	–65	<–100.0
thereof: Deferred taxes on capitalised losses carried forward	–114	–3	–111	<–100.0
Effect from revaluation according to Corporate Tax Reform Act	27	–	27	>100.0
Effects from DEPFA acquisition	21	–	21	>100.0
Net income/loss	**266**	**112**	154	>100.0
attributable to:				
Equity holders (consolidated profit)	266	112	154	>100.0
Minority interest	–	–	–	–
	266	**112**	154	>100.0

Balance Sheet as of 30 September 2007

Assets

in € million	Notes · Page	30.9.2007	31.12.2006	Changes in € million	Changes in %
Cash reserve		357	648	−291	−44.9
Assets held for trading purposes	20 · 59	13,663	11,630	2,033	17.5
Placements with, and loans and advances to, other banks	21 · 59	17,074	18,010	−936	−5.2
Loans and advances to customers	22 · 59	81,897	81,602	295	0.4
Allowances for losses on loans and advances	24 · 60	−924	−940	16	1.7
Investments	25 · 60	42,184	41,287	897	2.2
Intangible assets		68	69	−1	−1.4
Property, plant and equipment		45	46	−1	−2.2
Other assets	26 · 61	6,146	5,682	464	8.2
Income tax assets	27 · 61	3,054	3,559	−505	−14.2
Total assets		**163,564**	**161,593**	1,971	1.2

Equity and liabilities

in € million	Notes · Pages	30.9.2007	31.12.2006	Changes in € million	Changes in %
Deposits from other banks	28 · 61	29,787	24,609	5,178	21.0
Amounts owed to other depositors	29 · 61	15,325	12,225	3,100	25.4
Promissory notes and other liabilities evidenced by securities	30 · 61	95,957	102,511	−6,554	−6.4
Liabilities held for trading purposes	31 · 61	6,181	5,745	436	7.6
Provisions	32 · 61	54	55	−1	−1.8
Other liabilities	33 · 62	7,974	8,551	−577	−6.7
Income tax liabilities	34 · 62	1,835	2,190	−355	−16.2
Subordinated capital	35 · 62	3,066	2,262	804	35.5
Liabilities		**160,179**	**158,148**	2,031	1.3
Equity attributable to equity holders		3,385	3,445	−60	−1.7
Subscribed capital		402	402	–	–
Additional paid-in capital		3,319	3,319	–	–
Retained earnings		950	641	309	48.2
Revaluation reserve		−1,772	−1,460	−312	−21.4
AfS reserve		−307	−44	−263	<−100.0
Cash flow hedge reserve		−1,465	−1,416	−49	−3.5
Consolidated profit 2006		–	542	−542	<−100.0
Consolidated profit 1.1.–30.9.2007		485	–	485	>100.0
Profit carried forward from prior year		1	1	–	–
Minority interest in equity		–	–	–	–
Equity		3,385	3,445	−60	−1.7
Total equity and liabilities		**163,564**	**161,593**	1,971	1.2

Statement of Changes in Equity
Cash Flow Statement

Equity

in € million	2007	2006
Balance at 1.1.	**3,445**	**3,079**
Subscribed capital	–	–
Additional paid-in capital	–	–
Retained earnings	309	241
Revaluation reserve	–312	26
AfS reserve	–263	–237
Cash flow hedge reserve	–49	263
Consolidated profit from previous year	–542	–380
Consolidated profit 1.1.–30.9.	485	297
Profit carried forward from prior year	–	1
Minority interest	–	11
Balance at 30.9.	**3,385**	**3,275**

The Annual General Meeting of Hypo Real Estate Holding AG approved on 23 May 2007 that, out of the net income of 2006 of Hypo Real Estate Holding AG of € 386 million, € 201 million, or € 1.50 per share, will be paid out to the shareholders in the form of a dividend.

Cash Flow Statement

in € million	2007	2006
Cash and cash equivalents at 1.1.	**648**	**182**
Cash flow from operating activities	331	1,960
Cash flow from investing activities	–1,449	–2,151
Cash flow from financing activities	587	116
Effects of exchange rate changes and non-cash valuation changes	240	99
Cash and cash equivalents at 30.9.	**357**	**206**

1 Principles

Hypo Real Estate Holding AG has prepared its interim financial statements for the period ended 30 September 2007 in accordance with the International Financial Reporting Standards (IFRS) and in line with the EC Ordinance No. 1606/2002 of the European Parliament and Council of 19 July 2002. These financial statements are based on the IFRS rules which were translated into European law by the EU commission as part of the endorsement process, and are additionally based on the regulations of commercial law applicable in accordance with section 315a (1) HGB. With the exception of IAS 39, all mandatory IFRS regulations have been completely recognised by the EU. Certain regulations of IAS 39 regarding fair value hedge accounting for a portfolio hedge of interest risks have not been recognised. The Hypo Real Estate Group does not use this type of hedge accounting, so that the financial statements are consistent with the entire IFRS as well as the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). They consist of the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

These financial statements have also taken account of the German Accounting Standards (DRS), published by the Deutschen Rechnungslegungs Standards Committee (DRSC), if this does not contradict the IFRS.

Applied IFRS The Hypo Real Estate Group applies all mandatory standards. In addition, these consolidated financial statements follow the mandatory regulations of the Accounting Law Reform Act.

The accounting and valuation methods applied as of 30 September 2007 are the same as those applied in the consolidated financial statements for 2006. IFRS 7 (Financial Instruments: Disclosures) and IAS 1.124A–124C are mandatory for those financial years which commence on or after 1 January 2007. IFRS 7 governs the disclosure of financial instruments, and replaces IAS 30 fully and IAS 32 partially. IAS 1.124 A–124 C prescribes certain disclosures for shareholders' equity. The initial application has resulted in an extension to the disclosures in the notes.

In the past, the Hypo Real Estate Group has used the held-to-maturity (htm) category for measuring financial assets. Htm investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Because of the changed intention of the Hypo Real Estate Group of not necessarily holding to maturity more than an insignificant percentage of financial investments in this category, the entire portfolio of htm financial investments of € 7,347 million was reclassified as of 1 July 2007 in accordance with IAS 39.51 into the category available-for-sale (afs) with a fair value of € 7,766 million. The afs assets were shown in fair value hedge accounting.

2 Consolidation

Compared with the group of consolidated companies described in the annual report for 2006, the following companies have been consolidated for the first time:

- Hypo Real Estate Finance B.V., Amsterdam
- Hypo Real Estate International LLC I, Wilmington
- Hypo Real Estate International Trust I, Wilmington
- IMMO Immobilien Management GmbH & Co. KG, Munich
- Ragnarök Vermögensverwaltung AG & Co. KG, Munich

As part of the process of placing a subordinate mandatory convertible bond, Hypo Real Estate Holding AG, Munich, set up its wholly owned subsidiary Hypo Real Estate Finance B.V., Amsterdam, in the third quarter. The business purpose of this special purpose entity is the issuance of debt with mandatory conversion into shares of Hypo Real Estate Holding AG. As a result of full consolidation under commercial law, the subordinate capital of the bond due on 20 August 2008 has increased by € 450 million in the balance sheet. Upon maturity, there will be mandatory conversion into new shares to be issued out of the existing contingent capital of Hypo Real Estate Holding AG. The interest coupon of the bond of 5.5 % per annum has an impact on interest expense.

Hypo Real Estate International LLC I, Wilmington, and Hypo Real Estate International Trust I, Wilmington, were fully consolidated for the first time in June 2007. The business purpose of these two special-purpose vehicles is the issuance of hybrid capital instruments, namely securities which are recognised in the Group as core capital for regulatory purposes. As a result of the full consolidation under commercial law, subordinate capital in the balance sheet has increased by € 350 million. In accordance with IAS 32, subordinate capital is not shown as shareholders' equity, and instead is shown under liabilities. In the income statement, the coupon of the papers, which is fixed at 5.864 % per annum for the first ten years and is then subsequently variable, is shown under interest expense. The consolidation has not resulted in any major effect on the Group's income statement.

IMMO Immobilien Management GmbH & Co. KG, Munich, and Ragnarök Vermögensverwaltung AG & Co. KG, Munich, both subsidiaries of Hypo Real Estate Bank AG, Munich, were fully consolidated for the first time in Q1 2007. The business of both companies focus on

ensuring that their real estate holdings are managed in an optimum manner. As a result of the initial consolidation, total assets have increased by € 123 million, and no goodwill has resulted.

Quadra Realty Trust, Inc., New York, was accounted for using the equity method starting 15 February 2007. Quadra Realty Trust, Inc. is a commercial real estate financing company which is qualified as a real estate investment trust (REIT) in accordance with US Income tax law, and is listed on the New York Stock Exchange. Hypo Real Estate Capital Corporation, New York, held a stake totalling 34.72 % in Quadra Realty Trust, Inc. on 30 June 2007. Of this figure, 33.33 % resulted from the sale of receivables to Quadra Realty Trust, Inc., and the remaining shares resulted from the payment of a commission. Low goodwill resulted from the fact that the company was accounted for using the equity method. The carrying amount of the company accounted for using the equity method was € 93 million as of 30 June 2007. The shares of companies accounted for using the equity method is shown in net interest income.

On 3 January 2007, the subsidiary Hypo Real Estate Capital Ltd., London, was renamed Flint Nominees Limited, London.

Segment reporting

3 Notes to segment reporting by business segment (primary segmenting)

As a result of the re-organisation of the Group into the Group structure which has been applicable since the beginning of 2007 and which was described in the annual report for 2006, the Management Board of Hypo Real Estate Holding AG has defined new primary segments for the Group. These segments correspond to the organisation structure as of 30 September 2007 of the Group, under which the Management Board manages the Hypo Real Estate Group (HREG) on the basis of a management information system.

Commercial Real Estate (CRE) This segment combines the International and German Real Estate financing businesses to form a Commercial Real Estate segment. It comprises the two predecessor segments Hypo Real Estate International and Hypo Real Estate Germany. In particular, it comprises the real estate financing business of the German, European, American and Asian units of the Group. The Commercial Real Estate segment comprises the contributions to earnings made by the following fully consolidated companies (excl. special purpose vehicles):

- Flint Nominees Limited, London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Hypo Real Estate Bank AG, Munich
- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Capital Corp., New York (sub-group)
  - Isar East 60th Street LLC, New York
  - Isar Gotham West 38th Street LLC, New York
  - Isar RP Member LLC, New York
  - Isar Two Columbus LLC, New York
  - Liffey 451 LLC, New York
- Hypo Real Estate Capital Hong Kong Corp. Ltd., Hong Kong
- Hypo Real Estate Capital India Corp. Private Ltd., Mumbai
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore
- Hypo Real Estate Transactions S.A.S., Paris
- IMMO Immobilien Management GmbH & Co. KG, Munich
- Ragnarök Vermögensverwaltung AG & Co. KG, Munich
- WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld (sub-group)
  - WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld

The segment **Asset Finance & Asset Management (AF&AM)** corresponds to the former segment Hypo Public Finance Bank. This segment comprises capital markets, asset management and infrastructure and asset-based financing. The Asset Finance & Asset Management segment comprises the contributions to earnings made by the following fully consolidated companies (excl. special purpose vehicles):

- Collineo Asset Management GmbH, Dortmund
- Hypo Public Finance Bank, Dublin
- Hypo Public Finance USA Inc., New York (sub-group)
  - Collineo Asset Management USA Inc., New York
  - Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg

Transactions between segments are carried out on an arm's length basis. The "Other/consolidation" segment includes consolidation transactions as well as the contributions to earnings made by Hypo Real Estate Holding AG, Munich and Hypo Real Estate Finance B.V. Amsterdam.

4 Income statement, broken down by business segment

Income/expenses

in € million		CRE	AF&AM	Other/ consolidation	HREG
Net interest income	1.1.–30.9.2007	617	61	–11	667
	1.1.–30.9.2006	594	21	–12	603
Provisions for losses on loans and advances	1.1.–30.9.2007	79	2	–	81
	1.1.–30.9.2006	122	1	–	123
Net interest income after provisions for losses on loans and advances	1.1.–30.9.2007	**538**	**59**	**–11**	**586**
	1.1.–30.9.2006	**472**	**20**	**–12**	**480**
Net commission income	1.1.–30.9.2007	121	21	–	142
	1.1.–30.9.2006	88	14	–	102
Net trading income	1.1.–30.9.2007	5	23	–	28
	1.1.–30.9.2006	–	31	–	31
Net income from investments	1.1.–30.9.2007	45	–11	3	37
	1.1.–30.9.2006	55	5	–	60
General administrative expenses	1.1.–30.9.2007	196	45	30	271
	1.1.–30.9.2006	188	35	22	245
Balance of other operating income/expenses	1.1.–30.9.2007	4	1	–	5
	1.1.–30.9.2006	2	1	1	4
Operating profit/loss	1.1.–30.9.2007	**517**	**48**	**–38**	**527**
	1.1.–30.9.2006	**429**	**36**	**–33**	**432**
Balance of other income/expenses	1.1.–30.9.2007	–	–	65	65
	1.1.–30.9.2006	–	–	–	–
Pre-tax profit	1.1.–30.9.2007	**517**	**48**	**27**	**592**
	1.1.–30.9.2006	**429**	**36**	**–33**	**432**
Taxes on income[1]	1.1.–30.9.2007	115	10	21	146
	1.1.–30.9.2006	106	8	–	114
Net income/loss[1]	1.1.–30.9.2007	**402**	**38**	**6**	**446**
	1.1.–30.9.2006	**323**	**28**	**–33**	**318**

[1] Excluding the effects from capitalised losses carried forward totalling € 66 million income in the period 1.1.–30.9.2007 (1.1.–30.9.2006: € 21 million expense) and the expense from revaluation according to Corporate Tax Reform Act amounting to € 27 million in HREG

Commercial Real Estate
Income/expenses
in € million

		CRE Germany	CRE Europe	CRE America	CRE Asia	Other/ consolidation	CRE
Net interest income	1.1.–30.9.2007	160	266	81	22	88	617
	1.1.–30.9.2006	131	232	77	13	141	594
Provisions for losses on loans and advances[1]	1.1.–30.9.2007	53	48	5	4	−31	79
	1.1.–30.9.2006	41	45	5	3	28	122
Net interest income after provisions for losses on loans and advances	1.1.–30.9.2007	**107**	**218**	**76**	**18**	**119**	**538**
	1.1.–30.9.2006	**90**	**187**	**72**	**10**	**113**	**472**
Net commission income	1.1.–30.9.2007	22	48	31	7	13	121
	1.1.–30.9.2006	7	48	29	3	1	88
Net trading income	1.1.–30.9.2007	–	–	–	–	5	5
	1.1.–30.9.2006	–	–	–	–	–	–
Net income from investments	1.1.–30.9.2007	–	–	–	–	45	45
	1.1.–30.9.2006	–	–	–	–	55	55
General administrative expenses	1.1.–30.9.2007	40	64	30	9	53	196
	1.1.–30.9.2006	35	60	28	8	57	188
Balance of other operating income/expenses	1.1.–30.9.2007	−1	5	1	1	−2	4
	1.1.–30.9.2006	–	–	–	–	2	2
Operating profit/loss	1.1.–30.9.2007	**88**	**207**	**78**	**17**	**127**	**517**
	1.1.–30.9.2006	**62**	**175**	**73**	**5**	**114**	**429**
Balance of other income/expenses	1.1.–30.9.2007	–	–	–	–	–	–
	1.1.–30.9.2006	–	–	–	–	–	–
Pre-tax profit	1.1.–30.9.2007	**88**	**207**	**78**	**17**	**127**	**517**
	1.1.–30.9.2006	**62**	**175**	**73**	**5**	**114**	**429**

[1] Platform: Expected loss

Asset Finance & Asset Management
Income/expenses
in € million

		Capital Markets	Asset Management	Asset Finance	Other/ consolidation	AF&AM
Net interest income	1.1.–30.9.2007	19	9	20	13	61
	1.1.–30.9.2006	5	6	2	8	21
Provisions for losses on loans and advances	1.1.–30.9.2007	1	–	1	–	2
	1.1.–30.9.2006	–	–	1	–	1
Net interest income after provisions for losses on loans and advances	1.1.–30.9.2007	**18**	**9**	**19**	**13**	**59**
	1.1.–30.9.2006	**5**	**6**	**1**	**8**	**20**
Net commission income	1.1.–30.9.2007	1	16	5	−1	21
	1.1.–30.9.2006	1	12	–	1	14
Net trading income	1.1.–30.9.2007	8	9	–	6	23
	1.1.–30.9.2006	19	7	–	5	31
Net income from investments	1.1.–30.9.2007	−16	–	–	5	−11
	1.1.–30.9.2006	1	–	–	4	5
General administrative expenses	1.1.–30.9.2007	15	8	5	17	45
	1.1.–30.9.2006	8	6	1	20	35
Balance of other operating income/expenses	1.1.–30.9.2007	–	–	–	1	1
	1.1.–30.9.2006	–	–	–	1	1
Operating profit/loss	1.1.–30.9.2007	**−4**	**26**	**19**	**7**	**48**
	1.1.–30.9.2006	**18**	**19**	**–**	**−1**	**36**
Balance of other income/expenses	1.1.–30.9.2007	–	–	–	–	–
	1.1.–30.9.2006	–	–	–	–	–
Pre-tax profit	1.1.–30.9.2007	**−4**	**26**	**19**	**7**	**48**
	1.1.–30.9.2006	**18**	**19**	**–**	**−1**	**36**

5 Key ratios, broken down by business segment

Key ratios

in %		CRE	AF&AM	HREG
Cost-income ratio (based on operating revenues)	1.1.–30.9.2007	24.7	47.4	30.8
	1.1.–31.12.2006	25.6	47.9	31.0
Return on equity after taxes[1]	1.1.–30.9.2007	12.7	8.5	11.6
	1.1.–31.12.2006	10.8	9.7	9.9

[1] Excluding the effects from capitalised losses carried forward, the income of capitalised corporate income tax claims, the effect from revaluation according to Corporate Tax Reform Act and the effects from DEPFA acquisition

6 Balance sheet figures, broken down by business segment

Assets and Liabilities

in € million		CRE	AF&AM	Other/ consolidation	HREG
Total assets	30.9.2007	136,070	32,361	−4,867	163,564
	31.12.2006	135,204	28,404	−2,015	161,593
Total liabilities	30.9.2007	133,064	31,714	−4,599	160,179
	31.12.2006	132,060	27,824	−1,736	158,148

Volume of lending

in € million		CRE	AF&AM	Other/ consolidation	HREG
Loans and advances to other banks	30.9.2007	9,550	2,055	−798	10,807
	31.12.2006	11,063	892	−460	11,495
Loans and advances to customers	30.9.2007	78,410	3,487	–	81,897
	31.12.2006	77,385	4,236	−19	81,602
Contingent liabilities	30.9.2007	1,625	64	–	1,689
	31.12.2006	1,658	73	–	1,731
Total	30.9.2007	**89,585**	**5,606**	**−798**	**94,393**
	31.12.2006	**90,106**	**5,201**	**−479**	**94,828**

7 Total allowances for losses on loans and advances, broken down by business segment

Total allowances for losses on loans and advances

in € million		CRE	AF&AM	HREG
Total allowances for losses on loans and advances	30.9.2007	930	5	935
	31.12.2006	950	3	953

8 Key capital ratios (based on German Commercial Code [HGB]) broken down by business segment

The risk-weighted assets and the market risk positions as of 30 September were as follows:

Risk-weighted assets

in € billion		CRE	AF&AM	HREG
On-balance-sheet assets	30.9.2007	63.5	4.9	68.1
	31.12.2006	57.5	3.7	61.1
Off-balance-sheet assets	30.9.2007	6.4	0.3	6.7
	31.12.2006	4.6	0.4	5.1
Counterparty risks in the trading book	30.9.2007	–	0.2	0.2
	31.12.2006	–	0.2	0.2
Total	30.9.2007	**69.9**	**5.4**	**75.0**
	31.12.2006	**62.1**	**4.3**	**66.4**

Commercial Real Estate
Risk-weighted assets

in € billion		CRE Germany	CRE Europe	CRE America	CRE Asia	CRE
Risk-weighted assets	30.9.2007	20.4	28.1	5.2	2.6	69.9
	31.12.2006	15.7	26.6	4.8	1.4	62.1

Asset Finance & Asset Management
Risk-weighted assets

in € billion		Capital Markets	Asset Management	Asset Finance	AF&AM
Risk-weighted assets	30.9.2007	1.4	0.6	2.4	5.4
	31.12.2006	0.9	0.9	1.6	4.3

Market risk positions

in € million		CRE	AF&AM	HREG
Currency risks	30.9.2007	55	2	57
	31.12.2006	47	1	48
Interest rate risks	30.9.2007	–	271	271
	31.12.2006	–	330	330
Risks from equity securities	30.9.2007	–	13	13
	31.12.2006	–	8	8
Total	30.9.2007	**55**	**286**	**341**
	31.12.2006	**47**	**339**	**386**

Notes to the income statement

9 Net interest income

Net interest income, broken down by categories of income/expenses in € million	1.1.–30.9.2007	1.1.–30.9.2006
Interest income	**5,520**	**5,213**
Lending and money-market business	4,176	4,162
Fixed-income securities and government-inscribed debt	1,339	1,046
Equity securities and other variable-yield securities	2	1
Participating interests	–	3
Companies valued at equity	3	–
Other	–	1
Interest expenses	**4,853**	**4,610**
Deposits	1,166	1,285
Promissory notes and other liabilities evidenced by securities	3,128	2,651
Subordinated capital	108	92
Current result from swap transactions (balance of interest income and interest expenses)	444	581
Result from hedge accounting (dFVTPL financial instruments)	7	–
Result from hedge accounting	–	1
Result from hedging instruments	69	77
Result from hedged items	–69	–76
Total	**667**	**603**

Interest margins

in € million	30.9.2007	30.9.2006
Average risk assets according to BIS	70,443	59,016
based on average risk assets according to BIS[1] (in %)	**1.26**	**1.36**
Average volume of business	165,244	153,063
based on average volume of business[2] (in %)	**0.54**	**0.53**

[1] Net interest income/average risk assets according to BIS
[2] Net interest income/average volume of business

Interest income attributable to dFVTPL financial assets amounted to € 108 million (1.1.–30.9.2006: € 89 million). Interest income of € 5,412 million (1.1.–30.9.2006: € 5,124 million) was generated with the other assets. Because liabilities were not designated in the category dFVTPL, the entire interest expense was attributable to financial liabilities which were shown at amortised cost of purchase.

Net interest includes income of € 17 million (1.1.–30.9.2006: € 22 million) attributable to the time-related increase in the present value of impaired receivables.

10 Provisions for losses on loans and advances

Provisions for losses on loans and advances in € million	1.1.–30.9.2007	1.1.–30.9.2006
Additions	158	137
Allowances for losses on loans and advances	158	137
Loan-loss provisions	–	–
Releases	–75	–13
Allowances for losses on loans and advances	–75	–13
Loan-loss provisions	–	–
Recoveries from write-offs of loans and advances	–2	–1
Total	**81**	**123**

11 Net commission income

Net commission income in € million	1.1.–30.9.2007	1.1.–30.9.2006
Securities and custodial services	–6	–2
Lending operations and other service operations	148	104
Total	**142**	**102**

Net commission income is attributable exclusively to financial assets and financial liabilities which are not designated at fair value through profit and loss. Asset management accounted for commission income of € 16 million (1.1.–30.9.2006: € 12 million) and did not account for any commission expenses in the current year nor in the equivalent previous year period.

12 Net trading income

Net trading income in € million	1.1.–30.9.2007	1.1.–30.9.2006
from other equity instruments and related derivatives	5	5
from interest rate instruments and related derivatives	18	10
from credit risk instruments and related derivatives	5	16
Total	**28**	**31**

13 Net income from investments

Net income from investments

in € million	1.1.–30.9.2007	1.1.–30.9.2006
Income from investments	57	85
Expenses from investments	20	25
Total	**37**	**60**

Broken down according to valuation categories, net income from investments is as follows:

Net income from investments by IAS 39 categories

in € million	1.1.–30.9.2007	1.1.–30.9.2006
Held-to-maturity investments	17	11
Available-for-sale investments	−2	40
dFVtPL investments	−70	−26
Derivatives related to dFVtPL investments	69	32
Result from hedge accounting	3	1
Result from hedging instruments	−211	136
Result from hedged items	214	−135
Result from investment properties	20	2
Total	**37**	**60**

14 General administrative expenses

General administrative expenses

in € million	1.1.–30.9.2007	1.1.–30.9.2006
Personnel expenses	168	144
Wages and salaries	143	123
Social security costs	18	14
Pension expenses and related employee benefit costs	7	7
Other general administrative expenses	91	89
Depreciation/amortisation	12	12
on software and other intangible assets excluding goodwill	8	8
on property, plant and equipment	4	4
Total	**271**	**245**

Cost-income ratio

in %	1.1.–30.9.2007	1.1.–31.12.2006
Cost-income ratio (based on operating revenues)	30.8	31.0

15 Balance of other operating income/expenses

Balance of other operating income/expenses

in € million	1.1.–30.9.2007	1.1.–30.9.2006
Other operating income	19	13
Other operating expenses	14	9
Balance of other operating income/expenses	**5**	**4**

16 Operating revenues

Operating revenues

in € million	1.1.–30.9.2007	1.1.–30.9.2006
Net interest income	667	603
Net commission income	142	102
Net trading income	28	31
Net income from investments	37	60
Balance of other operating income/expenses	5	4
Total	**879**	**800**

17 Balance of other income/expenses

Balance of other income/expenses

in € million	1.1.–30.9.2007	1.1.–30.9.2006
Other income	65	–
thereof: Effects from DEPFA acquisition	65	–
Other expenses	–	–
Balance of other income/expenses	**65**	**–**

The balance of other income/expenses includes effects from the DEPFA acquisition. In the third quarter, this effect was attributable to the mandatory convertible bond issued in August 2007 to finance the DEPFA acquisition. This mandatory convertible bond contains an embedded compound derivative based on shares of Hypo Real Estate Holding AG which, in accordance with IAS 39, shall be separated from the host contract and measured at fair value as a derivative. The change in the fair value has to be recognised in the income statement. The measurement of the derivative as of 30 September 2007 has resulted in income before deferred tax of € 65 million.

18 Taxes on income

Breakdown

in € million	1.1.– 30.9.2007	1.1.– 30.9.2006
Current taxes	97	94
Deferred taxes	10	41
thereof: Deferred taxes on capitalised losses carried forward	−66	21
Effect from revaluation according to Corporate Tax Reform Act	27	—
Effects from DEPFA acquisition	21	—
Total	**107**	**135**

Taxes on income include special effects. The effects of the lower tax rate effective starting 1 January 2008 have already been recognised for valuation of deferred taxes for effects which will probably result after 1 January 2008. Overall, this results in a deferred tax expense of € 27 million. Uncertainties relating to this estimation may lead to additional effects as of 31 December 2007. As a result of the restructuring of the Hypo Real Estate Group following the acquisition of the DEPFA Group, the extent to which tax losses can be utilised was reviewed, and an appropriate amount was capitalised. This led to deferred tax income of € 149 million, which is opposed by a deferred tax expense resulting from utilisation during the year of losses carried forward of € 83 million. The effect for the derivative in connection with the mandatory convertible bond has resulted in a deferred tax expense of € 21 million, which is shown under the item "Effects from the DEPFA acquisition".

19 Earnings per share

In accordance with IAS 33 (Earnings per Share), earnings per share are calculated by dividing consolidated net income by the weighted average number of shares. For the basic as well as diluted earnings, the number of issued ordinary shares is increased by the potential shares which would be issued by the actual conversion of the mandatory convertible bond issued in August 2007. The financing expenses connected with the mandatory convertible bond are added to consolidated net income.

Earnings per share

	1.1.– 30.9.2007	1.1.– 30.9.2006
Consolidated profit (in € million)	485	297
+ Financing expenses for the mandatory convertible bond, net of tax effects (in € million)	2	—
Adjusted consolidated profit (in € million)	487	297
Average number of issued ordinary shares (units)	134,072,175	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond (units)	2,062,649	—
Adjusted weighted average total number of issued and potential ordinary shares (units)	136,134,824	134,072,175
Basic earnings per share (in €)	**3.58**	**2.22**
Diluted earnings per share (in €)	**3.58**	**2.22**

Excluding the effects from capitalised losses carried forward, the effect from revaluation according to the Corporate Tax Reform Act and the effects from DEPFA acquisition earnings per share are as follows:

Earnings per share

	1.1.– 30.9.2007	1.1.– 30.9.2006
Consolidated profit[1] (in € million)	402	318
+ Financing expenses for the mandatory convertible bond, net of tax effects (in € million)	2	—
Adjusted consolidated profit[1] (in € million)	404	318
Average number of issued ordinary shares (units)	134,072,175	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond (units)	2,062,649	—
Adjusted weighted average total number of issued and potential ordinary shares (units)	136,134,824	134,072,175
Basic earnings per share[1] (in €)	**2.97**	**2.37**
Diluted earnings per share[1] (in €)	**2.97**	**2.37**

[1] Excluding the effects from capitalised losses carried forward, the effect from revaluation according to Corporate Tax Reform Act and the effects from DEPFA acquisition.

Notes to the balance sheet (Assets)

20 Assets held for trading purposes

Assets held for trading purposes

in € million	30.9.2007	31.12.2006
Debt securities and other fixed-income securities	13,153	11,381
Equity securities and other variable-yield securities	64	66
Positive fair values from derivative financial instruments	446	183
Total	**13,663**	**11,630**

21 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business

in € million	30.9.2007	31.12.2006
Loans and advances	10,807	11,495
Public sector loans	9,445	10,455
Real estate loans	89	187
Other loans and advances	1,273	853
Investments	6,267	6,515
Total	**17,074**	**18,010**

Placements with, and loans and advances to, other banks, broken down by maturities

in € million	30.9.2007	31.12.2006
Repayable on demand	4,630	2,688
With agreed maturities	12,444	15,322
up to 3 months	2,844	4,967
from 3 months to 1 year	2,950	2,196
from 1 year to 5 years	4,972	6,422
from 5 years and over	1,678	1,737
Total	**17,074**	**18,010**

22 Loans and advances to customers

Loans and advances to customers, broken down by type of business

in € million	30.9.2007	31.12.2006
Loans and advances	81,897	81,602
Public sector loans	12,983	16,470
Real estate loans	66,728	63,793
Other loans and advances	2,186	1,339
Investments	–	–
Total	**81,897**	**81,602**

Loans and advances to customers, broken down by maturities

in € million	30.9.2007	31.12.2006
Unspecified terms	6	714
With agreed maturities	81,891	80,888
up to 3 months	5,265	4,255
from 3 months to 1 year	6,592	7,229
from 1 year to 5 years	28,929	26,970
from 5 years and over	41,105	42,434
Total	**81,897**	**81,602**

Loans and advances to customers include dFVTPL-assets of € 294 million. The dFVTPL-receivables were shown for the first time in the first quarter of 2007. The maximum credit risk of these receivables is not reduced by credit derivatives or similar instruments. The credit spread of the loans and advances has changed by € –6 million since initial recognition.

23 Volume of lending

Volume of lending

in € million	30.9.2007	31.12.2006
Loans and advances to other banks	10,807	11,495
Loans and advances to customers	81,897	81,602
Contingent liabilities	1,689	1,731
Total	**94,393**	**94,828**

24 Allowances for losses on loans and advances

Development

in € million	Individual allowances	Portfolio-based allowances	Total
Balance at 1.1.2006	**673**	**216**	**889**
Changes affecting income	81	46	127
Gross additions	184	51	235
Releases	–73	–5	–78
Increase of the present value due to passage of time (unwinding)	–30	–	–30
Changes not affecting income	–26	–50	–76
Use of existing loan-loss allowances	–149	–23	–172
Effects of currency translations and other changes not affecting income	123	–27	96
Balance at 31.12.2006	**728**	**212**	**940**
Balance at 1.1.2007	**728**	**212**	**940**
Changes affecting income	73	–7	66
Gross additions	125	33	158
Releases	–35	–40	–75
Increase of the present value due to passage of time (unwinding)	–17	–	–17
Changes not affecting income	–80	–2	–82
Use of existing loan-loss allowances	–99	–2	–101
Effects of currency translations and other changes not affecting income	19	–	19
Balance at 30.9.2007	**721**	**203**	**924**

25 Investments

Breakdown

in € million	30.9.2007	31.12.2006
HtM investments	–	7,924
Debt securities and other fixed-income securities	–	7,924
AfS investments	39,104	29,581
Shares in non-consolidated subsidiaries	58	60
Participating interests	130	127
Debt securities and other fixed-income securities	38,914	29,388
Equity securities and other variable-yield securities	2	6
dFVTPL investments	2,964	3,782
Debt securities and other fixed-income securities	2,964	3,782
Companies valued at equity	90	–
Investment properties	26	–
Total	**42,184**	**41,287**

In the past, the Hypo Real Estate Group has used the held-to-maturity (htm) category for measuring financial assets. Htm investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Because of the changed intention of the Hypo Real Estate Group of not necessarily holding to maturity more than an insignificant percentage of financial investments in this category, the entire portfolio of htm financial investments of € 7,347 million was reclassified as of 1 July 2007 in accordance with IAS 39.51 into the category available-for-sale (afs) with a fair value of € 7,766 million. The afs assets were shown in fair value hedge accounting.

26 Other assets

Other assets

in € million	30.9.2007	31.12.2006
Positive fair values from derivative financial instruments	5,673	5,221
Other assets	407	388
Deferred charges and prepaid expenses	13	16
Capitalised excess cover of qualified insurance for pension provisions	53	57
Total	**6,146**	**5,682**

27 Income tax assets

Income tax assets

in € million	30.9.2007	31.12.2006
Current tax assets	114	121
Deferred tax assets	2,940	3,438
Total	**3,054**	**3,559**

Notes to the balance sheet (Equity and liabilities)

28 Deposits from other banks

Deposits from other banks by maturities

in € million	30.9.2007	31.12.2006
Repayable on demand	596	193
With agreed maturities	29,191	24,416
Total	**29,787**	**24,609**

29 Amounts owed to other depositors

Amounts owed to other depositors by maturities

in € million	30.9.2007	31.12.2006
Repayable on demand	473	284
With agreed maturities	14,852	11,941
Total	**15,325**	**12,225**

30 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by maturities

in € million	30.9.2007	31.12.2006
With agreed maturities		
up to 3 months	9,647	12,239
from 3 months to 1 year	15,796	14,740
from 1 year to 5 years	42,960	45,766
from 5 years and over	27,554	29,766
Total	**95,957**	**102,511**

31 Liabilities held for trading purposes

Liabilities held for trading purposes

in € million	30.9.2007	31.12.2006
Negative fair values from derivative financial instruments	376	211
Equity-related transactions	–	58
Interest- and foreign-currency-based transactions	178	106
Credit-related transactions	185	46
Others	13	1
Other trading liabilities	5,805	5,534
Total	**6,181**	**5,745**

32 Provisions

Breakdown

in € million	30.9.2007	31.12.2006
Restructuring provisions	16	20
Loan-loss provisions	11	13
Other provisions	27	22
thereof: Long-term liabilities to employees	7	7
Total	**54**	**55**

With effect from 1 January 2005, the Hypo Real Estate Group protected itself against the main risk arising from the defined benefit pension commitments by taking out a "Qualified Insurance Policy" in accordance with IAS 19. The qualified insurance policy constitutes plan assets in accordance with IAS 19. In accordance with IAS 19.54, the pension provisions have to be reduced by the extent of the plan assets.

33 Other liabilities

Other liabilities

in € million	30.9.2007	31.12.2006
Negative fair values from derivative financial instruments	7,263	7,989
Other liabilities	588	446
Deferred income	123	116
Total	**7,974**	**8,551**

34 Income tax liabilities

Income tax liabilities

in € million	30.9.2007	31.12.2006
Current tax liabilities	91	80
Deferred tax liabilities	1,744	2,110
Total	**1,835**	**2,190**

35 Subordinated capital

Breakdown

in € million	30.9.2007	31.12.2006
Subordinated liabilities	2,155	1,703
Participating certificates outstanding	561	559
Hybrid capital instruments	350	–
Total	**3,066**	**2,262**

36 Treasury stock

Neither Hypo Real Estate Holding AG nor any companies dependent on it or in which it owns a majority stake hold shares (treasury shares) of Hypo Real Estate Holding AG. There was no trading in treasury shares in the first nine months of 2007.

Other notes

37 Balance sheet in categories of financial assets and financial liabilites

Assets

in € million	30.9.2007	31.12.2006
Held for trading assets	13,663	11,630
dFVtPL assets	3,046	3,782
HtM assets	–	7,924
Loans and receivables	98,047	98,672
AfS assets	39,461	30,229
Hedging derivatives	5,591	5,221
Non financial assets	3,756	4,135
Total assets	**163,564**	**161,593**

Liabilities

in € million	30.9.2007	31.12.2006
Held for trading liabilities	6,181	5,745
dFVtPL liabilities	–	–
Financial liabilities measured at amortised cost	144,601	141,898
Hedging derivatives	7,263	7,989
Non financial liabilities	5,519	5,961
Total liabilities	**163,564**	**161,593**

38 Contingent liabilities and other commitments

Contingent liabilities and other commitments

in € million	30.9.2007	31.12.2006
Contingent liabilities[1]	**1,689**	**1,731**
Guarantees and indemnity agreements	1,689	1,731
Loan guarantees	186	368
Performance guarantees and indemnities	1,456	1,314
Documentary credits	47	49
Other commitments	**16,940**	**11,216**
Irrevocable loan commitments	16,908	11,178
Book credits	1,348	1,054
Guarantees	369	192
Mortgage and public sector loans	15,191	9,932
Other commitments	32	38
Total	**18,629**	**12,947**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims.

39 Key capital ratios (based on German Commercial Code [HGB])

The capital ratios were calculated in accordance with the guidelines of the Bank for International Settlements (BIS) based in Basel. The BIS ratios have been calculated independently on a voluntary basis.

Equity funds[1]

in € million	30.9.2007	31.12.2006[2]
Core capital	5,002	4,632
Supplementary capital	1,865	2,017
Equity capital	**6,867**	**6,649**
Tier III capital	–	–
Total	**6,867**	**6,649**

[1] Consolidated according to section 10a German Banking Act (KWG)
[2] As per approved annual financial statements and after profit distribution

The risk-weighted assets and the market risk positions were as follows:

Risk-weighted assets

in € billion	30.9.2007	31.12.2006
On-balance-sheet assets	68.1	61.1
Off-balance-sheet assets	6.7	5.1
Counterparty risks in the trading book	0.2	0.2
Total	**75.0**	**66.4**

Market risk positions

in € million	30.9.2007	31.12.2006
Currency risks	57	48
Interest rate risks	271	330
Risks from equity securities	13	8
Total	**341**	**386**

The resulting ratios as of 30 September 2007, based on approved financial statements, were thus as follows:

Capital ratios

in %	30.9.2007	31.12.2006[1]
Core capital ratio	6.7	7.0
Equity capital ratio	9.2	10.0
Equity funds ratio (overall indicator)	8.7	9.3

[1] As per approved annual financial statements and after profit distribution

40 Summary of quarterly financial data

Hypo Real Estate Group

		3rd quarter 2006	4th quarter 2006	1st quarter 2007	2nd quarter 2007	3rd quarter 2007
Operating performance						
Operating revenues	in € million	270	282	295	310	274
Net interest income	in € million	208	208	217	224	226
Net commission income	in € million	33	43	42	46	54
Net trading income	in € million	14	7	15	28	–15
Net income from investments	in € million	14	26	19	10	8
Balance of other operating income/expenses	in € million	1	–2	2	2	1
Provisions for losses on loans and advances	in € million	36	36	34	30	17
General administrative expenses	in € million	86	90	89	97	85
Balance of other income/expenses (excluding restructuring expenses and effects from DEPFA acquisition)	in € million	–	–	–	–	–
Pre-tax profit (excluding restructuring expenses and effects from DEPFA acquisition)	in € million	148	156	172	183	172
Restructuring expenses	in € million	–	17	–	–	–
Pre-tax profit (excluding effects from DEPFA acquisition)	in € million	148	139	172	183	172
Net income/loss[1] (excluding effects from DEPFA acquisition)	in € million	109	111	130	137	135
Key indicators						
Total volume of lending	in € billion	93.9	94.8	92.6	93.4	94.4
Risk assets compliant with BIS rules	in € billion	64.8	66.4	69.3	73.0	75.0
Core capital ratio compliant with BIS rules	in %	6.9	7.0[2]	6.7	6.9	6.7
Volume of new business[3]	in € billion	6.5	10.2	6.5	10.0	10.3
Employees		1,206	1,229	1,234	1,237	1,230

[1] Excluding the effects from capitalised losses carried forward, the income of capitalised corporate income tax claims, the effect from revaluation according to Corporate Tax Reform Act
[2] As per approved annual financial statements and after profit distribution
[3] Real estate financing business and infrastructure/asset-based finance

Commercial Real Estate

		3rd quarter 2006	4th quarter 2006	1st quarter 2007	2nd quarter 2007	3rd quarter 2007
Operating performance						
Operating revenues	in € million	250	267	254	264	274
Net interest income	in € million	205	201	201	204	212
Net commission income	in € million	29	39	35	41	45
Net trading income	in € million	–	–	–	10	–5
Net income from investments	in € million	14	26	16	8	21
Balance of other operating income/expenses	in € million	2	1	2	1	1
Provisions for losses on loans and advances	in € million	36	34	33	29	17
General administrative expenses	in € million	66	70	65	67	64
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit	in € million	148	163	156	168	193
Net income/loss[1]	in € million	111	138	120	129	153
Key indicators						
Total volume of lending	in € billion	91.4	90.1	88.4	89.1	89.6
Risk assets compliant with BIS rules	in € billion	61.5	62.1	63.7	67.4	69.9
Volume of new business[2]	in € billion	6.1	9.1	6.2	9.4	9.7
Employees		974	980	966	953	933

[1] Excluding the effects from capitalised losses carried forward, the income of capitalised corporate income tax claims and the effect from revaluation according to Corporate Tax Reform Act
[2] Real estate financing business

Asset Finance & Asset Management

		3rd quarter 2006	4th quarter 2006	1st quarter 2007	2nd quarter 2007	3rd quarter 2007
Operating performance						
Operating revenues	in € million	25	24	45	49	1
Net interest income	in € million	7	13	20	23	18
Net commission income	in € million	4	4	7	5	9
Net trading income	in € million	14	7	15	18	−10
Net income from investments	in € million	–	–	3	2	−16
Balance of other operating income/expenses	in € million	–	–	–	1	–
Provisions for losses on loans and advances	in € million	–	2	1	1	–
General administrative expenses	in € million	13	11	16	16	13
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit	in € million	12	11	28	32	−12
Net income/loss	in € million	10	8	22	25	−9
Key indicators						
Total volume of lending	in € billion	2.8	5.2	4.7	4.9	5.6
Risk assets compliant with BIS rules	in € billion	3.2	4.3	5.9	6.1	5.4
Volume of new business[1]	in € billion	0.4	1.1	0.3	0.6	0.6
Employees		158	167	180	193	199

[1] Infrastructure/asset-based finance

Munich, 6 November 2007

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke (CEO) | Cyril Dunne | Dr. Markus Fell | Thomas Glynn

Dr. Robert Grassinger | Bo Heide-Ottosen | Frank Lamby | Bettina von Oesterreich

We have reviewed the condensed interim consolidated financial statements of the Hypo Real Estate Bank AG, Munich – comprising the condensed balance sheet, the condensed income statement, condensed cash flow statement, condensed statement of changes in equity and selected explanatory notes – together with the interim group management report of the Hypo Real Estate Holding AG, Munich for the period from 1 January to 30 September 2007 that are part of the quarterly financial report according to § 37x Abs. 3 WpHG ["Wertpapierhandelsgesetz": "German Securities Trading Act"]. The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company's management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, 6 November 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Techet	Peter
Wirtschaftsprüfer	Wirtschaftsprüfer

Report of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board was notified by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting on 6 November. In this meeting, the interim report for the period ended 30 September 2007 as well as the report of the auditor concerning the audit review were presented and explained by the Management Board. The auditor attended the meeting. The business development, the earnings situation and financial position of the company were discussed. The Audit Committee has approved the interim report. The Chairman of the Supervisory Board informed all members of the Supervisory Board about the results of the meeting.

Munich, 6 November 2007

The Chairman of the Supervisory Board

Kurt F. Viermetz

Financial Calendar

Financial Calendar 2007/2008

7 November 2007	Publication of the results for the third quarter 2007
27 March 2008	Publication of the results for the year 2007 Analysts' Press Conference
6 May 2008	Publication of the results for the first quarter 2008
27 May 2008	Annual General Meeting
13 August 2008	Publication of the results for the second quarter 2008
12 November 2008	Publication of the results for the third quarter 2008

Addresses

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Real Estate Bank International AG
Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49(0) 711 2096-0
Fax +49(0) 711 2096-304
info@hypointernational.com
www.hypointernational.com

DEPFA BANK plc
1 Commons Street
Dublin 1
Ireland
Telephone +353 1 792 2222
Fax +353 1 792 2211
info@depfa.com
www.depfa.com

Hypo Public Finance Bank
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6001
info@hpfb.com
www.hpfb.com

Hypo Real Estate Bank AG (Deutschland)
Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-12100
info@hyporealestate.de
www.hyporealestate.de

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe, Asia and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

END